Exhibit 99.2

Manulife Financial Corporation

Management’s Discussion & Analysis

For the year ended December 31, 2009

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations”. The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

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Management’s Discussion and Analysis

Financial Performance

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories world-wide. We provide financial protection and wealth management products and services, to individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance and provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Financial Highlights

As at and for the years ended December 31,

(Canadian $ in millions, unless otherwise stated)	2009	2008	2007
Net income attributed to shareholders	$1,402	$517	$4,302
Net income available to common shareholders	$1,338	$487	$4,272
Diluted earnings per share	$0.82	$0.32	$2.78
Return on common shareholders’ equity(1)	5.2%	2.0%	18.5%
Premiums and deposits(2)	$71,270	$75,750	$73,886
Funds under management(3)	$439,617	$404,507	$396,344
Total capital(4)	$33,194	$30,860	$27,282
(1)	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(2)	Premium and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(3)	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

(4)	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

Net Income

The Company’s net income attributed to shareholders for 2009 was $1,402 million, up from $517 million reported in 2008. In 2009, the favourable impact of the increase in equity markets and tax items outlined below were more than offset by the impact of lower interest rates, credit and downgrade charges, the decline in value of real estate, timber and agriculture holdings, and changes in actuarial methods and assumptions. These items netted to a charge of $1.5 billion.

Our net income exposure to equity markets consists of segregated fund and variable annuity guarantees, future fees assumed in variable universal life and equity-linked policy liabilities, as well as equity investments that support our non pass through insurance products and equities classified as available-for-sale (“AFS”) in the Corporate and Other segment. The Company is a provider of variable annuity and segregated funds in Canada, the United States, Japan and other parts of Asia. In 2009, the significant increase in equity markets resulted in non cash gains of $2,871 million related to the segregated fund and variable annuity guarantees and $359 million related to variable universal life policy liabilities, fee income and equities supporting our policy liabilities. These gains were partially offset by $257 million of other than temporary impairments (“OTTI”) and realized losses on equities classified as AFS in the Corporate and Other segment.

During 2009, interest rates on corporate bonds declined and spreads narrowed. As changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows, we reported non cash charges of $2.2 billion.

Market conditions in 2009 also affected the fair value of real estate, timber and agriculture properties supporting our policyholder liabilities. The fair value declines relative to the growth assumptions in our actuarial liabilities resulted in charges of $625 million.

Charges for credit impairments on our fixed income portfolio were $256 million in 2009. In addition, changes in the credit quality of our investment portfolio are captured in the valuation of policy liabilities. The net downgrades on the fixed income portfolio resulted in a charge of $216 million.

Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in the risk profile of the business. During 2009, we recorded post tax charges of $1,286 million from the review of actuarial methods and assumptions. These charges included increases in policy liabilities related to changes in future morbidity assumptions and policyholder behaviour assumptions, partially offset by decreases in policy liabilities for changes in mortality, expenses and investment related assumptions. These items are expanded upon in the section below titled “Critical Accounting and Actuarial Policies”.

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During 2009 there were a number of tax related items that netted to a benefit of $125 million. The Company reported a tax gain of $208 million related to the Japan variable annuity business. There were also several smaller gains from the closure of uncertain tax positions, these totaled $157 million. The Company increased its tax related provisions on leveraged lease investments by $139 million and, as outlined in the fourth quarter results below, the Ontario tax law changes resulted in a one-time charge of $101 million. As tax rates vary by subsidiary, the overall effective tax rate is affected by the pre-tax income or loss incurred in each subsidiary. The tax rate is expanded upon in the income tax expense section below.

In 2008, net income was affected by the turbulent equity and credit markets. As a result of the steep decline of equity markets in 2008, the Company recorded charges of $3,748 million related to equity markets. Credit defaults and downgrades, primarily in the financial sector, resulted in net impairment charges of $486 million. Partially offsetting these items was the impact of the increase in corporate interest rates on trading activities and the valuation of policy liabilities, as well as the impact on actuarial liabilities of supporting the long duration portion of long-term obligations with additional non-fixed income investments. Changes in actuarial methods and assumptions resulted in income of $283 million. Tax related items netted to a gain of $21 million and included $54 million of tax benefit as a result of a successful appeal in the United States and a gain of $181 million from changes in the insurance tax formulas in Canada, partially offset by a charge of $214 million for tax related provisions on leveraged lease investments.

Summary Statements of Operations

For the years ended December 31,

(Canadian $ in millions, except per share amounts)	2009	2008	2007
Revenue
Premium income	$22,946	$23,252	$19,744
Investment income
Investment income	8,041	8,094	9,523
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)	818
Other revenue	5,858	5,453	5,496
Total revenue	$40,107	$33,003	$35,581
Policy benefits	$30,081	$22,201	$20,211
General expenses	3,682	3,546	3,387
Investment expenses	947	943	983
Commissions	3,980	4,235	4,056
Interest expense	1,301	1,187	1,032
Premium taxes	284	280	248
Non-controlling interest in subsidiaries	(16)	34	58
Total policy benefits and expenses	$40,259	$32,426	$29,975
Income (loss) before income taxes	$(152)	$577	$5,606
Income tax recovery (expense)	1,572	(80)	(1,377)
Net income	$1,420	$497	$4,229
Net income (loss) attributed to participating policyholders	18	(20)	(73)
Net income attributed to shareholders	$1,402	$517	$4,302
Preferred share dividends	(64)	(30)	(30)
Net income available to common shareholders	$1,338	$487	$4,272
Diluted earnings per share	$0.82	$0.32	$2.78
Dividends per common share	$0.78	$1.00	$0.88

Earnings per Common Share and Return on Common Shareholders’ Equity(1)

Diluted earnings per common share for 2009 were $0.82, compared to $0.32 in 2008. The return on common shareholders’ equity for 2009 was 5.2 per cent, compared to two per cent for 2008. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Premiums and Deposits(1)

Total premiums and deposits for 2009 were $71.3 billion compared to $75.8 billion for 2008. Of this amount $22.9 billion (2008 – $23.3 billion) appears on the Summary Statements of Operations, and the remainder related to off-balance sheet products such as segregated funds and mutual funds, as well as adjustments for reinsurance transactions and Administrative Services Only business.

Total insurance premiums and deposits amounted to $22.9 billion in 2009, compared to $20.1 billion for 2008. This 11 per cent increase on a constant currency basis, was driven by a US$910 million deposit received from our former joint venture partner when John Hancock Long-Term Care became the sole carrier of the U.S. Federal Long Term Care Insurance Program, as well as growth in the in-force business.

Deposits on wealth products excluding variable annuities were $37.1 billion in 2009, compared to $37.2 billion for the same period last year. This represents a decrease of five per cent on a constant currency basis, as increases from North American fixed product

(1)	Return on common shareholders’ equity and premiums and deposits are non-GAAP measures. See “Performance and Non-GAAP measures”.

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wealth businesses and our wealth management business in Taiwan and strong growth in the Canadian Group Savings and Retirement Solutions business were more than offset by declines in John Hancock Retirement Plan Services, John Hancock Mutual Funds and Institutional Advisory deposits.

Variable annuity premiums and deposits were $11.3 billion in 2009 compared to $18.5 billion for 2008, a decline of 44 per cent on a constant currency basis. Much of this decline is a result of the Company’s ongoing risk management initiatives across all geographies, and to a lesser extent the general economic conditions.

Premiums and Deposits

By major business line:

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Insurance	$22,898	$20,065	$18,551
Wealth excluding variable annuities	37,110	37,212	36,464
Variable annuities	11,262	18,473	18,871
Total premiums and deposits	$71,270	$75,750	$73,886

By type:

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
General fund premiums excluding variable annuities(1), (2)	$21,298	$20,342	$18,102
Segregated fund deposits excluding variable annuities(3)	19,470	18,642	19,998
Mutual fund deposits	8,733	9,473	9,368
Institutional advisory account deposits	4,492	5,798	4,448
Administration Services Only (“ASO”) premium equivalents	2,629	2,488	2,373
Group Benefits ceded(2)	2,760	–	–
Other fund deposits	626	534	726
Total premiums and deposits excluding variable annuities	$60,008	$57,277	$55,015
Variable annuities premiums and deposits(1), (3)	11,262	18,473	18,871
Total premiums and deposits	$71,270	$75,750	$73,886

(1)	Total general fund premiums were $22,946 million, of which $1,648 million relates to variable annuities.

(2)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the consolidated statement of operations. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as “Group Benefits ceded”.

(3)	Total segregated fund deposits were $29,084 million, of which $9,614 million relate to variable annuity deposits.

Investment Income

The Company classifies bond and stock securities that support policy liabilities under the fair value option, and those securities supporting the surplus segment as AFS. Loans are reported at amortized cost, real estate is reported on a move to market basis and other investments are generally held at amortized cost. Total investment income of $11.3 billion for 2009, was $7.0 billion higher than the $4.3 billion reported in 2008, primarily due to the year over year change in realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes.

Interest income of $8,178 million was $64 million higher than prior year. Dividend, rental and other income of $757 million was $157 million lower than prior year, primarily as a result of lower stock dividend distributions in all markets, a decline in real estate mark to market amortization due to lower appraisal values and lower oil and gas revenues. These declines were partly offset by favourable year over year currency movements.

Total credit related impairments in 2009 were $438 million (2008 – $697 million) of which $394 million (2008 – $517 million) was charged to the shareholders’ account and the remaining to the participating policyholders’ account. The after-tax credit charges outlined in the Net Income section also included charges for credit downgrades which are reported in the change in actuarial liabilities line of the consolidated statement of operations.

OTTI on AFS equities in the Corporate and Other segment in 2009 were $329 million (2008 – $306 million) and impairments on private equity investments were $146 million (2008 – $48 million).

The Company recognized $19 million of net gains on assets backing surplus (Corporate and Other segment), compared to $117 million in 2008. The 2009 net gains included gains of $22 million on AFS bonds and $83 million on AFS equities offset by losses of $29 million on AFS equities and $57 million on other assets.

The investment accounting results for assets supporting policy liabilities and consumer notes, were $3,262 million net unrealized and realized investment income in 2009 and $3,796 million investment loss in 2008. The 2009 amount included $1,731 million of gains

5	2009 Annual Report

related to the increase in equity markets and gains of $1,531 million primarily related to lower interest rates. The 2008 amount included $2,866 million related to the decline in equity markets and a loss of $930 million primarily related to the increase in interest rates. For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of the unrealized and realized gains and losses are largely offset by the change in actuarial liabilities. Gains or losses on equity investments that support our non pass through insurance products are reported in net income attributed to shareholders to the extent they differ from the policy liability assumptions. On an after-tax basis this was a gain of $184 million in 2009 (2008 – charge of $443 million). As discussed in the Net Income section above, changes in equity markets, interest rates and fair values of non-fixed income investments also impact the valuation of policy liabilities.

Investment Income

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Interest income	$8,178	$8,114	$8,202
Dividend, rental and other income	757	914	900
	$8,935	$9,028	$9,102
Credit (impairments) recoveries	(438)	(697)	31
OTTI on public and private equities	(475)	(354)	(73)
Realized gains on assets backing surplus	19	117	463
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,262	(3,796)	818
Total investment income	$11,303	$4,298	$10,341

Other Revenue

Other revenue was $5.9 billion for 2009, an increase of seven per cent from $5.5 billion earned in 2008. Included in this amount in 2009 was revenue of $306 million from an external reinsurance agreement entered into by Canadian Group Benefits. This increase and the impact of currency were partially offset by lower fee income in the wealth management businesses, which decreased due to lower average assets under management.

Policy Benefits

Policy benefits were $30.1 billion in 2009, up 35 per cent from $22.2 billion in 2008. Death, disability and other claims declined due to an external reinsurance agreement entered into by the Canadian Group Benefits business. Excluding this reinsurance agreement, claims grew by $0.6 billion year over year due to the growth in business. Maturity and surrender benefits decreased by 17 per cent from 2008 primarily due to lower scheduled maturities in John Hancock Fixed Products. Policyholder dividends and experience rating refunds declined by $100 million year over year but would have increased by $234 million were it not for the above reinsurance agreement.

Actuarial liabilities increased by $11.4 billion in 2009, while the 2008 increase was $0.8 billion. The three major components of the change in policy liabilities: new business, in-force and changes in methods and assumptions, are explained in the Policy Liabilities – Change in Policy Liabilities section.

Policy Benefits

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Death, disability and other claims	$5,029	$6,539	$6,104
Maturity and surrender benefits	7,247	8,767	8,111
Annuity payments	3,207	3,034	3,098
Policyholder dividends and experience rating refunds	1,418	1,518	1,556
Payments to policyholders	$16,901	$19,858	$18,869
Net transfers to segregated funds	1,789	1,563	952
Change in actuarial liabilities	11,391	780	390
Total policy benefits	$30,081	$22,201	$20,211

General Expenses

General expenses were $3.7 billion, up four per cent from $3.5 billion in 2008, mainly due to the higher average exchange rate for the U.S. dollar during 2009. Reductions due to cost containment measures were largely offset by higher variable compensation and expenses related to the reorganization of the Company’s U.S. subsidiary structure.

Investment Expenses

Investment expenses were $947 million, up slightly from $943 million in 2008. The increase was for the same reasons discussed under general expenses and partly offset by lower sub-advisory fees on a lower average level of segregated and mutual funds under management.

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Investment Expenses

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Related to invested assets	$397	$388	$376
Related to segregated, mutual and other funds(1)	550	555	607
Total investment expenses	$947	$943	$983

(1)	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

Commissions

Commissions were $3,980 million in 2009, down from $4,235 million in 2008. The decrease was driven by lower sales in our variable annuities business in the United States, Canada and Japan as well as lower insurance sales in the United States. Partly offsetting this was the impact of foreign currency rates.

Interest Expense

Interest expense was $1,301 million in 2009, up 10 per cent from $1,187 million in 2008. The increase was due to the net increase in debt financing over the course of the year, and tax deficiency interest on the changes in leveraged lease deduction assumptions.

Income Taxes

Income taxes were a recovery of $1,572 million in 2009 on a reported loss before income taxes of $152 million. The effective tax rate and income tax amount were affected by the tax rate and laws of the jurisdictions where the income was earned. On a pre-tax basis, equity market related gains and business earnings were more than offset by charges related to the impact of interest rates on policy liabilities, changes in actuarial methods and assumptions, credit and downgrade charges and lower appraisal values on real estate and timber and agriculture properties relative to policy liability assumptions. A large income tax recovery results from a significant portion of the gains being in low tax jurisdictions whereas the charges were largely in jurisdictions with higher tax rates.

The effective tax rate in 2008 was 13.9 per cent. Excluding the $54 million benefit as a result of a successful appeal in the United States, the rate in 2008 would have been 23.2 per cent.

Funds under Management(1)

Total funds under management as at December 31, 2009 were $439.6 billion, up from $404.5 billion at December 31 last year. The increase of $35.1 billion was a result of positive policyholder cash flows of $21 billion, investment income and market gains on assets under management of $63.2 billion and capital issuances of $4.3 billion ($2.5 billion of common shares, $0.8 billion of preferred shares and $1.0 billion of Innovative Tier 1 notes). We also issued $1.6 billion of medium term notes and repaid the $2.0 billion balance on our credit facility. The growth in funds under management also includes the acquisition of AIC Limited’s retail investment fund business which closed in September 2009 and added $3.8 billion to mutual fund assets under management. These increases were partially offset by the $55.4 billion negative impact of the strengthened Canadian dollar.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$187,470	$187,501	$161,300
Segregated funds held by policyholders(1)	190,665	164,807	174,977
Mutual and other funds(1), (2)	61,482	52,199	60,067
Total funds under management	$439,617	$404,507	$396,344

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.

(2)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Fourth Quarter Results

Financial Highlights

For the quarter ended December 31,

(Canadian $ in millions, except per share amounts)	2009	2008	2007
Net income (loss) attributed to shareholders	$868	$(1,870)	$1,144
Diluted earnings (loss) per share	$0.51	$(1.24)	$(0.75)
Return on common shareholders’ equity (annualized)	13.1%	(28.9)%	20.6%
Premiums and deposits	$16,535	$19,493	$17,954

(1)	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

7	2009 Annual Report

Net Income

The Company’s net income attributed to shareholders was $868 million for the fourth quarter of 2009, in contrast to a loss of $1,870 million for the fourth quarter of 2008. Earnings in the fourth quarter of 2009 reflected increases in equity markets and interest rates, partially offset by a decline in the market value of real estate holdings, model refinements to previously implemented changes in actuarial methods, one-time charges for changes in Ontario tax laws and the impact of a stronger Canadian dollar.

In the fourth quarter of 2009, North American equity markets increased by three to five per cent and the Japan TOPIX was down slightly. The overall positive equity market performance in the fourth quarter of 2009 generated non cash gains of $450 million related to our segregated fund guarantee business and $42 million related to capitalized variable universal life product fee income and gains on equities supporting policy liabilities. Partially offsetting these gains were $29 million of OTTI and realized losses on equities classified held as AFS in the Corporate and Other segment.

During the quarter, interest rates on corporate bonds increased but spreads narrowed, and resulted in fourth quarter net non cash gains of approximately $110 million. Changes in interest rates, including spreads, impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.

Credit recoveries exceeded impairments in the fourth quarter, resulting in net recoveries of $4 million. In addition, private equity recoveries were a net $5 million.

Partially offsetting the above gains were declines, relative to our growth assumptions, in real estate, timber and agriculture property appraisals of $171 million and charges related to credit downgrades of $31 million which are reflected as increases in actuarial reserves.

Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period. We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities. The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

A charge of $147 million was taken in the fourth quarter for model refinements to previously implemented changes in actuarial methods. The annual review of actuarial methods and assumptions was completed in the third quarter. No further significant assumptions were updated in the fourth quarter.

During the quarter, the Ontario government announced a reduction in corporate income taxes and harmonization with the federal sales tax, resulting in a charge to income of $101 million. The reduction in income tax rates resulted in a one-time charge to earnings of $30 million due to the Company’s net deferred tax asset position as well as the impact on the valuation of policy liabilities of $71 million. The harmonization with the federal sales tax resulted in a small reduction on yields assumed in the valuation of segregated fund liabilities. The overall effective income tax rate in the quarter was 14 per cent. Tax rates vary by subsidiary and therefore the overall effective tax rate will vary based on the amount of the pre-tax income or loss in each subsidiary.

In the fourth quarter of 2008, the Company reported a net loss attributed to shareholders of $1,870 million. It was during that period that global equity markets declined by more than 20 per cent and the Company incurred non cash charges on its segregated fund guarantees of $2,407 million, other equity related charges of $513 million and $158 million of OTTI charges and losses on the equity positions in the Corporate and Other segment. Credit impairments and downgrades amounted to $128 million. Partially offsetting these charges was income of $313 million related to changes in actuarial methods and assumptions. The Company also had two significant tax related items. Provisions on investments in leveraged leases were increased by $181 million and were offset by gains in Canada due to the impact on actuarial liabilities of expected changes in Canadian tax laws for insurance companies in connection with fair value accounting.

Normalized Earnings and Adjusted Earnings from Operations

In our second quarter report to shareholders in the section entitled “Normalized Earnings”, we provided forward-looking information for “normalized earnings”, which is a non-GAAP measure. In this and our third quarter shareholders’ report, we compared our estimate at June 30, 2009 of normalized earnings with the adjusted earnings from operations for the third and fourth quarters which exclude the items that we excluded in arriving at our estimate of normalized earnings at June 30, 2009. For clarity, in this and future reports, we will refer to estimated adjusted earnings from operations, which is a non-GAAP measure. However, we have calculated adjusted earnings from operations and estimated future adjusted earnings from operations in this report and the third quarter report on the same basis as we estimated normalized earnings in our second quarter report.

Comparison with Fourth Quarter Actual Adjusted Earnings from Operations

Our estimate of adjusted earnings from operations for the financial quarter ended December 31, 2009 excluded the following items, the net effect of which we are unable to reliably predict: equity related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote (3) to the “Reconciliation with GAAP Measure” table below); other than realized gains on our AFS equity portfolio; interest and other investment related gains and losses; credit, OTTI and downgrades; policyholder experience gains and losses; tax related provisions on leveraged lease investments; other tax items such as the outcomes of tax appeals and changes in tax rates; and changes in actuarial methods and assumptions.

Our estimate of adjusted earnings from operations was between $750 million and $850 million for each of the remaining quarters of 2009 and 2010. As a result of a review of our calculation for estimating adjusted earnings from operations (a non-GAAP measure), we

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determined that there was an understatement of actual experience gains and a corresponding overstatement of expected profit on our in-force Japan variable annuities business. Accordingly, because experience gains are excluded from our definition of adjusted earnings from operations, we have revised our previously released estimate of adjusted earnings from operations for each quarter of 2010 and have also revised our previously reported adjusted earnings from operations for the third and fourth quarters of 2009. Based upon our methodology and assumptions, our estimate of adjusted earnings from operations for each quarter of 2010 is between $700 million and $800 million. Adjusted earnings from operations was $736 million for the third quarter ended September 30, 2009 and $719 million for the fourth quarter ended December 31, 2009 (previously reported as $803 million and $781 million, respectively). Our estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent. The revision to the calculation had no impact on the Company’s previously reported GAAP consolidated financial statements, including earnings, cash flows, policy liabilities or capital levels.

Reconciliation with GAAP Measure

The following table reconciles adjusted earnings from operations to our reported net earnings for the fourth quarter:

(Canadian $ in millions)
Net income attributed to shareholders reported	$868
Items excluded from adjusted earnings from operations:
Experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions(1)
Net credit recoveries of $6 million and credit downgrade charges of $31 million(2)	(25)
Private equity recoveries	12
Real estate, timber and agriculture properties – change in fair value relative to policy liability assumptions	(171)
Equity market appreciation, primarily related to segregated fund guarantee policy liabilities(3)	492
Impact of change in interest rates on the valuation of policy liabilities	110
Other(4)	65
Corporate and Other segment net impairment – OTTI and realized losses on AFS equities ($29 million), private equity impairments ($7 million) and credit impairments ($2 million)	(38)
Net policyholder experience losses	(7)
Model refinements to previously implemented changes in actuarial methods	(147)
Net impact of Ontario tax law changes, including impact on policy liabilities	(101)
Currency rates(5)	(41)
Total excluded items	$149
Adjusted earnings from operations	$719

(1)

As outlined in our accounting policies, policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(2)

The credit and downgrade loss in the liability segments excludes the impact on earnings of the expected policy liability assumptions. The expected amount shows up in the other market and investment related experience gains.

(3)

Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(4)

Other experience gains of $65 million include the impact on the valuation of policy liabilities of our actual investing activities in the period. We invested in a higher proportion of fixed income investments than assumed in the valuation of our policy liabilities. The valuation methodology incorporated the returns on the new fixed income investments, but also updated the valuation assumptions to reflect a reduced proportion of non-fixed income investments in the future. The overall result was a gain related to fixed income investments partially offset by a charge related to assuming lower non-fixed income investments in the future.

(5)

Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount. Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0466 as at December 31, 2009. The average daily exchange rate for the quarter was $1.0562. This decline has reduced reported net income by $46 million during the quarter.

Estimated Adjusted Earnings from Operations for 2010

Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for all quarters in 2010 for what we refer to as adjusted earnings from operations. We estimate adjusted earnings from operations to be between $700 million and $800 million per quarter for 2010 based on exchange rates in effect at June 30, 2009. As noted in the “Reconciliation with GAAP Measure” table above, in the fourth quarter the Canadian dollar strengthened compared to the June 30, 2009 assumption, the impact of which was to reduce net income attributed to shareholders by $41 million compared with adjusted earnings from operations. However we cannot reliably estimate what exchange rates will be in 2010 and have therefore continued to use exchange rates in effect at June 30, 2009 in providing our estimate of adjusted earnings from operations per quarter for 2010. If we had used the exchange rates in effect as at December 31, 2009, our estimate of adjusted earnings from operations per quarter for 2010 would have been between $650 and $750 million. Credit losses exceeded our long-term expectations and changes in the fair value of our non-fixed income assets trailed the investment assumptions for the policy liabilities. We cannot reliably predict the impact of credit or non-fixed income returns in 2010 and have therefore continued to use our long-term assumptions in the estimated adjusted earnings

9	2009 Annual Report

from operations for 2010. Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately ten per cent.

The information in this section is forward-looking information and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss. Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote (3) to the “Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions. As a result, it would exclude items such as: experience gains (losses) because equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions (the assumptions for equity investments are described in footnote (3) to the “Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes in tax rates; changes in accounting policies; and changes in actuarial methods and assumptions. It would, however, include gains, but not net losses or other impairments, realized on AFS assets. We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We are unable to reliably predict the net effect of these items and adjusting for these items does not imply they are non-recurring.

Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above. See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in this Management’s Discussion and Analysis and the “Risk Management” note to the consolidated financial statements in this report.

Earnings per Share and Return on Common Shareholders’ Equity

Fourth quarter earnings per common share on a fully diluted basis was $0.51 and was a loss per share of $1.24 for the fourth quarter in 2008. Return on common shareholders’ equity was 13.1 per cent for the three months ended December 31, 2009 (minus 28.9 per cent for the three months ended December 31, 2008).

Premiums and Deposits

Total insurance premiums and deposits amounted to $6.5 billion in the fourth quarter of 2009, compared to $5.6 billion for the same period last year, an increase of 28 per cent on a constant currency basis. The increase was driven by a US$910 million deposit received from our former joint venture partner when John Hancock Long-Term Care became the sole carrier of the U.S. Federal Long Term Care Insurance Program, as well as growth in the in-force business.

Premiums and deposits on wealth products excluding variable annuities were $8.1 billion in the fourth quarter of 2009, compared to $9.0 billion for the same period last year. As a result of currency rate changes, this decrease expressed in Canadian dollars is an increase of one per cent on a constant currency basis. Increases in deposits in John Hancock Retirement Plan Services, John Hancock Mutual Funds and Individual Wealth Management including mutual fund sales in Canada were largely offset by lower new institutional advisory deposits and lower sales in John Hancock Fixed Products.

Variable annuity premiums and deposits were $1.9 billion in the fourth quarter of 2009, compared to $4.9 billion in 2008, a decline of 59 per cent on a constant currency basis.

2009 Annual Report	10

Performance by Division

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. John Hancock Life (“Life”) focuses on high net worth and emerging affluent markets by providing estate and business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. John Hancock Long-Term Care (“LTC”) offers a broad portfolio of individual and group products designed for the middle income to affluent markets, as well as small and large employers. Our long-term care products cover the cost of long-term care services received at home, in the community or in long-term care facilities, in addition to providing care advisory services and provider discounts. We distribute our life and long-term care insurance products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies comprised of nearly 1,900 financial representatives across the U.S., offering insurance and wealth management solutions to individuals, families and businesses.

In 2009, U.S. Insurance contributed 13 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 15 per cent of the Company’s funds under management.

Financial Performance

U.S. Insurance reported a net loss attributed to shareholders of US$1,273 million for 2009, compared with net income of US$757 million in 2008. Included in the 2009 amount are net experience losses of US$1,483 million (2008 – gains of US$258 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The decrease in income, excluding these items, was US$289 million primarily due to higher new business strain, adverse lapse and less favourable claims experience in Life as well as unfavourable claims experience in LTC. On a Canadian dollar basis the net loss attributable to shareholders for 2009 was $1,441 million compared with net income of $779 million in 2008.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$6,640	$5,751	$5,279	$5,854	$5,383	$4,942
Investment income
Investment income	3,066	2,886	2,884	2,686	2,707	2,691
Realized and unrealized gains (losses) on assets supporting policy liabilities	(245)	933	413	(117)	594	462
Other revenue	649	621	627	570	583	585
Total revenue	$10,110	$10,191	$9,203	$8,993	$9,267	$8,680
Policyholder benefits	$10,137	$6,829	$5,886	$9,021	$6,066	$5,565
General expenses	657	592	615	578	558	575
Investment expenses	150	136	133	133	126	125
Commissions	1,245	1,288	1,253	1,099	1,212	1,183
Other	166	160	140	145	150	131
Total policy benefits and expenses	$12,355	$9,005	$8,027	$10,976	$8,112	$7,579
Income (loss) before income taxes	$(2,245)	$1,186	$1,176	$(1,983)	$1,155	$1,101
Income tax recovery (expense)	804	(407)	(395)	710	(398)	(369)
Net income (loss) attributed to shareholders	$(1,441)	$779	$781	$(1,273)	$757	$732

Premiums and Deposits

Premiums and deposits for the year were US$7.9 billion, US$1.2 billion or 18 per cent higher than 2008 primarily due to a US$910 million segregated fund deposit received as a result of LTC becoming, effective October 1, 2009, the sole carrier of the Federal Long Term Care Insurance Program. Previously only half of the plan was administered by LTC. Excluding this transfer, premiums and deposits increased five per cent primarily due to in-force premium growth in LTC and higher universal life premiums partially offset by lower variable universal life deposits.

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$6,640	$5,751	$5,279	$5,854	$5,383	$4,942
Segregated fund deposits	2,269	1,398	1,259	2,060	1,303	1,177
Total premiums and deposits	$8,909	$7,149	$6,538	$7,914	$6,686	$6,119

11	2009 Annual Report

Funds under Management

Funds under management as at December 31, 2009 were US$63.6 billion, up 11 per cent from December 31, 2008 due to business growth, an increase in the market value of segregated fund net assets and the above-noted transfer of assets related to the Federal Long Term Care Insurance Program.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$55,119	$59,967	$45,064	$52,665	$48,969	$45,605
Segregated funds	11,431	10,342	11,387	10,922	8,445	11,525
Total funds under management	$66,550	$70,309	$56,451	$63,587	$57,414	$57,130

Moving Forward

In 2010, U.S. Insurance will seek to continue to build on its strengths in product innovation, brand, leading distribution and financial discipline, to position our businesses for a rebound in the economy.

Life will continue to focus on product innovation, launching our new LifeCare product – a combined life insurance and long-term care solution with a streamlined application and policy issue process making it easy for coverage to be sold and placed. Life will also focus on improving our service with enhancements to our new business process including tele-underwriting, electronic signature, and working with distribution partners to offer straight through processing of application information to our new business and administration systems, making the process of selling and issuing life insurance easier and faster. Finally, Life will focus on increasing margins with the repricing of certain products to reflect the current economic environment.

LTC will focus on expanding and strengthening distribution in all the markets LTC serves. This includes the competitive multi-life market, where we see strong growth potential for long-term care insurance, particularly among small to mid-sized businesses. LTC will also actively use technology to develop new solutions to create greater efficiencies in the selling and servicing aspects of our business and will continue to develop innovative products to meet the needs of many distribution channels and end customers. Recent long-term care morbidity experience in the United States has been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

JHFN will focus on continuing to leverage its new business model to attract and retain seasoned financial representatives. JHFN will increase the number of experienced, highly productive financial representatives by continuing to promote its unique business model. JHFN will also focus on further enhancing its operational platforms and processes for protection and wealth management products, thereby further positioning itself for growth and enabling its representatives to be more efficient.

2009 Annual Report	12

U.S. Wealth Management

U.S. Wealth Management offers a broad range of personal and family oriented wealth management products and services focused on individuals and business markets, as well as institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has three core business lines:

■

John Hancock Wealth Asset Management (“Wealth Asset Management”) which consists of John Hancock Retirement Plan Services (“Retirement Plan Services”) and John Hancock Mutual Funds (“Mutual Funds”) operations. Retirement Plan Services provides 401(k) plans to small and medium-sized businesses. Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Variable Annuities (“Variable Annuities”) offers variable annuity products sold mainly to middle and upper-income individuals.

■

John Hancock Fixed Products (“Fixed Products”) provides fixed deferred annuities and fixed guaranteed income payout annuities to individuals, as well as a variety of spread-based products and fee-based products to institutional clients.

In 2009, U.S. Wealth Management contributed 43 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 40 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management reported net income attributed to shareholders of US$2,000 million for 2009 compared with a net loss of US$694 million a year earlier. Included in the full year 2009 amount are net experience gains of US$1,339 million (2008 – losses of US$1,513 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The decrease in earnings excluding these items was US$158 million primarily due to reduced fee income from lower average assets under management, lower permanent tax differences and the costs associated with hedging virtually all of 2009 new business and a portion of the prior years’ in-force variable annuity business. The decrease was partially offset by higher expected release of variable annuity segregated fund guarantee reserves as a result of higher average policy liabilities and more favourable Fixed Products new business margins and mix. On a Canadian dollar basis, net income attributed to shareholders for 2009 was $2,186 million compared with a net loss of $921 million reported a year earlier.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$5,866	$6,264	$4,285	$5,059	$5,791	$4,046
Investment income
Investment income	2,044	2,089	2,422	1,793	1,963	2,258
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	687	(851)	62	606	(835)	71
Other revenue	2,580	2,545	2,733	2,277	2,405	2,552
Total revenue	$11,177	$10,047	$9,502	$9,735	$9,324	$8,927
Policyholder benefits	$5,626	$9,256	$5,331	$4,738	$8,314	$5,037
General expenses	755	781	794	661	734	740
Investment expenses	451	453	503	396	427	471
Commissions	994	1,110	1,154	868	1,043	1,080
Other	175	99	166	154	94	157
Total policy benefits and expenses	$8,001	$11,699	$7,948	$6,817	$10,612	$7,485
Income (loss) before income taxes	$3,176	$(1,652)	$1,554	$2,918	$(1,288)	$1,442
Income tax recovery (expense)	(990)	731	(422)	(918)	594	(388)
Net income (loss) attributed to shareholders	$2,186	$(921)	$1,132	$2,000	$(694)	$1,054

Premiums and Deposits

Premiums and deposits, excluding variable annuities, were US$21.4 billion, down US$2.5 billion from US$23.9 billion reported in 2008 as equity market volatility and the economic downturn reduced premiums and deposits in Wealth Asset Management, partially offset by an increase in Fixed Products sales. Premiums and deposits of variable annuities were US$5.3 billion, down significantly from US$9.5 billion in 2008 as a result of ongoing risk management initiatives and, to a lesser extent, general economic conditions.

General fund premiums, primarily from annuity sales in Fixed Products and from fixed rate investment product options in Variable Annuities and Wealth Asset Management, represented 19 per cent of total premiums and deposits in 2009 and were 13 per cent lower than last year. This decline was primarily due to the decreased utilization of Variable Annuities’ Dollar Cost Averaging program, partially offset by higher sales in Fixed Products.

13	2009 Annual Report

Segregated fund deposits represented 57 per cent of total premiums and deposits in 2009. Wealth Asset Management segregated fund deposits of US$11.0 billion decreased by nine per cent due to the impact of equity market volatility and the economic downturn. Variable Annuities segregated fund deposits of US$3.9 billion declined by 42 per cent.

Mutual fund deposits represented 22 per cent of total premiums and deposits in 2009. Mutual fund deposits of US$6.0 billion were 26 per cent lower than the prior year as a result of the equity market volatility and the economic downturn.

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$4,217	$3,354	$4,285	$3,680	$3,089	$4,046
Segregated fund deposits excluding variable annuities	12,703	13,020	11,347	11,156	12,250	10,475
Mutual fund deposits	6,755	8,426	7,472	5,983	8,040	6,958
Other fund deposits	626	534	726	553	502	669
Premiums and deposits excluding variable annuities	$24,301	$25,334	$23,830	$21,372	$23,881	$22,148
Variable annuities premiums and deposits	6,211	10,078	11,484	5,298	9,465	10,758
Total premiums and deposits	$30,512	$35,412	$35,314	$26,670	$33,346	$32,906

Funds under Management

Funds under management were US$169.5 billion, up 27 per cent from US$133.9 billion as at December 31, 2008. The increase was driven by a combination of strong net policyholder cash flows and investment returns, partially offset by US$2.5 billion of scheduled maturities in Fixed Products over the last twelve months.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$35,482	$39,581	$35,823	$33,903	$32,322	$36,254
Segregated funds	113,440	99,133	108,878	108,389	80,952	110,189
Mutual funds	25,044	21,943	27,585	23,929	17,919	27,917
Other funds	3,477	3,279	3,713	3,322	2,677	3,759
Total funds under management	$177,443	$163,936	$175,999	$169,543	$133,870	$178,119

Moving Forward

U.S. Wealth Management will seek to continue to grow its market share by capitalizing on our strong brand name, expanded distribution, our strengths in product innovation and our service excellence, while maintaining strong financial discipline in the products we offer.

Retirement Plan Services will seek to capitalize on our expanded distribution capacity through new partnerships with Edward Jones, Morgan Stanley and Ameriprise Financial, while continuing to focus on expansion into the mid-market, leveraging our product strengths, distribution footprint, brand and the flight to a high quality financial services firm.

Mutual Funds will seek to expand its institutional sales group to support growth of the Registered Investment Advisor channel and also better position the funds to get onto recommended lists, into model portfolios and onto platforms at key broker dealers. Mutual Funds will also focus on continued growth in product depth and breadth through new fund adoptions, acquisitions or expansion of existing relationships to enable us to grow market share and introduce innovative products allowing stronger diversity across more funds and asset categories.

Our annuity product lines will continue to bring innovative retirement income and protection solutions to the retirement market through new product designs, such as Annuity Notes and Essential Income, which provide prudently positioned high quality retirement solutions that maintain a sustainable income for our clients’ retirement years.

U.S. Wealth Management will enhance our support for distribution partners, leveraging technology, communications and marketing support to deliver new sales tools and service information through our enhanced advisor web site. We will also continue to capitalize on our outstanding service capabilities to retain customers, while accessing new business from existing advisors.

2009 Annual Report	14

Canadian Division

Our Canadian Division is one of the leading insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual life and living benefits insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products to members of affinity organizations, such as professional associations, and to the customers of financial institutions. Our individual wealth management product offerings include segregated funds, mutual funds, fixed annuities, guaranteed investment certificates and high interest savings accounts. In addition, we offer a variety of lending products including mortgages and leverage loans.

In 2009, Canadian Division contributed 24 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 23 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s net income attributed to shareholders for 2009 was $745 million compared to $656 million in 2008. Net income in 2009 included experience net losses of $327 million (2008 – $549 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Both years included gains as a result of changes in tax laws. Changes enacted to Ontario corporate tax rates, net of the projected impact on segregated fund guarantees of the harmonization of provincial sales tax with the federal goods and service tax in certain provinces, increased earnings by $30 million in 2009. In 2008, net income included a $181 million gain from the recognition of the impact to policy liabilities of changes in the tax law for Canadian insurance companies in respect of fair value accounting.

Excluding these items, net income attributed to shareholders increased by $18 million. Strong business growth was dampened by adverse lapse experience in Individual Insurance and the cost of hedging equity exposures on new and a portion of the in-force variable annuity guarantees. Also included in income were one-time gains related to the recapture of reinsurance agreements in accordance with treaty provisions. The Division had a net tax recovery for the year, as a portion of the experience gains, as described above, was subject to lower tax rates than were the experience losses.

Net income attributed to participating policyholders was $28 million, as compared to a loss of $5 million in 2008. The increase was driven by the impact of changes in actuarial assumptions primarily related to mortality, taxes and policyholder behaviour.

Summary Statement of Operations

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Revenue
Premium income(1)	$5,292	$6,765	$6,208
Investment income
Investment income	2,627	2,908	2,803
Realized and unrealized gains (losses) on assets supporting policy liabilities	1,617	(2,364)	(210)
Other revenue(1)	1,448	1,116	1,044
Total revenue	$10,984	$8,425	$9,845
Policyholder benefits(1)	$8,131	$4,344	$5,645
General expenses	1,001	1,030	976
Investment expenses	272	269	268
Commissions	1,069	1,127	1,000
Other	408	537	513
Total policy benefits and expenses	$10,881	$7,307	$8,402
Income before income taxes	$103	$1,118	$1,443
Income tax recovery (expense)	670	(467)	(330)
Net income	$773	$651	$1,113
Less net income (loss) attributed to participating policyholders	28	(5)	3
Net income attributed to shareholders	$745	$656	$1,110

(1)	At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement the impact of which has been reflected in premiums, other revenue and policyholder benefits.

15	2009 Annual Report

Premiums and Deposits

Premiums and deposits, excluding variable annuities, for the year ended December 31, 2009 were $13.6 billion, up 16 per cent from $11.7 billion reported in 2008. The rise was driven by record sales of retail fixed products reflecting consumers’ investment conservatism and Manulife’s competitive positioning and a 32 per cent increase in Group Savings and Retirement Solutions driven by strong sales, the second highest annual sales on record and increases in recurring deposit activity from a growing block of in-force participants. Good growth in Group Benefits also contributed to the year over year increase. Premiums and deposits for variable annuity products were $3.3 billion, down $1.3 billion from $4.6 billion reported in 2008.

Premiums and Deposits

For the years ended December 31,

(Canadian $ in millions)	2009	2008	2007
Premiums	$5,292	$6,765	$6,208
Segregated fund deposits excluding variable annuities	2,421	1,973	3,046
Mutual fund deposits	508	515	558
ASO premium equivalents	2,629	2,488	2,373
Group Benefits ceded(1)	2,760	–	–
Premiums and deposits excluding variable annuities	$13,610	$11,741	$12,185
Variable annuities premiums and deposits	3,307	4,638	3,936
Total premiums and deposits	$16,917	$16,379	$16,121

(1)

At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as “Group Benefits ceded”.

Funds under Management

Funds under management grew by 25 per cent, or $20.4 billion, to $102.7 billion as at December 31, 2009. Strong sales of fixed rate products and positive net sales of segregated funds, combined with the favourable impact of market appreciation, were key contributors to the year over year increase. Continued growth in Manulife One drove a 21 per cent rise in Manulife Bank invested assets. In addition, the purchase of the retail investment fund business of AIC Limited in September 2009 added $3.8 billion to mutual fund assets under management at acquisition.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$59,898	$52,314	$51,474
Segregated funds	36,258	27,628	31,391
Mutual and other funds	6,508	2,320	3,286
Total funds under management	$102,664	$82,262	$86,151

Moving Forward

Our vision is to be the premier insurance based financial services organization in Canada with a reputation for innovative products, excellent service, and professional value-added advice. Our focus on distribution excellence, product leadership, cross-business unit collaboration and providing service value to our customers, in combination with the strength of the Manulife brand, has made us a market leader in many of our businesses. The Canadian market is mature and market share in traditional products is concentrated in a small number of companies. In order to maintain and grow our leading industry position, we operate in a wide range of product and consumer markets, rather than through a more selective niche-based approach.

While the recession dampened growth in 2009 in select areas, our diverse and innovative portfolio of products, services, and distribution methods, has allowed us to capitalize on market opportunities, continuing to grow our business despite the challenging economic environment. The competitive positioning of our fixed rate retail wealth products drove record annual sales in this product segment and our group benefits and retirement savings businesses also had very strong sales growth, both with the second highest yearly sales on record. We completed two strategic acquisitions in the second half of the year. The acquisition of AIC Limited’s Canadian retail investment fund business (“AIC”) added approximately $3.8 billion of assets under management, increasing the Canadian Division’s mutual fund platform by approximately 40 per cent. This added significant scale, bolstering our presence in the Canadian retail investment fund market, a key target market for the Canadian Division. In addition, the acquisition of Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada, solidified Manulife’s position as one of Canada’s largest providers of travel insurance services, strengthening our platform for long-term growth as a travel insurer.

Distribution capabilities are a critical success factor in all of our businesses. Our distribution success in individual products is built on a diversified, multi-channel independent distribution platform. In 2009, the AIC acquisition not only increased our mutual fund presence, but helped to further solidify relationships with advisors whose clients were invested in these funds. We will continue to expand and enhance our distribution relationships and to attract advisors. The group businesses will continue to focus on increasing points of distribution, adding capacity in under-penetrated channels and markets, as well as expanding on some of our strong retail distribution relationships.

2009 Annual Report	16

Contributing to our distribution success is our commitment to provide advisors with competitive products and services to meet customers’ diverse needs. Over the next ten years, as the Canadian baby boomer generation moves through their pre-retirement and estate planning years into retirement, their focus will shift from wealth accumulation to wealth preservation. At the same time, governments and employers are looking for ways to reduce the cost of benefits and pensions. This creates opportunities for products and services focused on growth and safety of investments; inter-generational wealth transfer; and managing health care costs. We will continue to focus on this target market, enhancing our life, living benefits, banking and savings products to meet the evolving needs of an aging Canadian population. We will also continue to invest in the industry-leading professional value-added services provided by our tax and estate planning teams, as well as channel and product wholesalers who market our product and sales solutions to advisors. Group Benefits will maintain its strong presence in the mature Canadian marketplace, developing new products and services in response to the changing legislative and demographic landscape. Group Savings and Retirement Solutions will seek to expand its share in the mid to large case market by creating innovative, value-added solutions to assist plan members in accumulating retirement assets and planning for their retirement income.

Service quality is key in all our businesses, supporting both sales growth and customer retention. Our technology and infrastructure initiatives continue to be concentrated on improving the customer experience by supporting new product development and improving service, while driving productivity gains and expense efficiencies. We continue to closely monitor customer and advisor feedback of our service quality in order to proactively improve their service experience. Our Retail Service Program, a co-operative effort across our business units, continues to create a consistent high quality service experience for advisors and customers, making us “easy to do business with” by leveraging technology and resources and developing common processes, forms and standards.

Consistent with the theme of improving service and controlling expenses, we continue to rationalize legacy administration systems and implement new technology solutions across our businesses. Examples in progress include enhancing our infrastructure and capacity in high growth businesses such as Manulife Bank and Affinity Markets; and new business technology enhancements to streamline underwriting and issue processes.

17	2009 Annual Report

Asia and Japan Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines and expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds. We distribute our products through a multi-channel network, including exclusive agents, independent agents, banks, financial advisors and other alternative channels.

In 2009, Asia and Japan Division contributed 13 per cent of the Company’s total premiums and deposits and, as at December 31, 2009, accounted for 13 per cent of the Company’s funds under management.

Financial Performance

Asia and Japan Division’s net income attributed to shareholders for 2009 was US$1,530 million compared to US$243 million in 2008. Included in 2009 are net experience gains of US$559 million (2008 – losses of US$539 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The increase in income, excluding these items, was US$189 million driven by higher expected earnings on in-force variable annuity business in Japan, due to higher average policy liabilities, and a tax gain also related to variable annuities in Japan.

Summary Statements of Operations

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$4,025	$3,381	$2,946	$3,541	$3,159	$2,753
Investment income
Investment income	860	838	744	755	789	689
Realized and unrealized gains (losses) on assets supporting policy liabilities	1,118	(1,458)	519	1,033	(1,412)	497
Other revenue	830	853	767	731	805	723
Total revenue	$6,833	$3,614	$4,976	$6,060	$3,341	$4,662
Policyholder benefits	$4,001	$1,857	$2,596	$3,539	$1,592	$2,436
General expenses	768	671	598	674	629	560
Investment expenses	52	48	58	46	46	54
Commissions	671	708	645	590	668	604
Other	76	107	93	66	100	87
Total policy benefits and expenses	$5,568	$3,391	$3,990	$4,915	$3,035	$3,741
Income before income taxes	$1,265	$223	$986	$1,145	$306	$921
Income tax recovery (expense)	464	(61)	(166)	375	(78)	(159)
Net income	$1,729	$162	$820	$1,520	$228	$762
Less net loss attributed to participating policyholders	10	15	31	10	15	32
Net income attributed to shareholders	$1,739	$177	$851	$1,530	$243	$794

Premiums and Deposits

Premiums and deposits, excluding variable annuities, were US$6.6 billion, up 17 per cent from US$5.6 billion reported in 2008. Driving the result was the additional mutual fund sales from our asset management company in Taiwan acquired in late 2008, growth in insurance premiums as a result of larger in-force business and new product launches. Premiums and deposits for variable annuity products were US$1.5 billion, down US$2.1 billion from US$3.6 billion reported in 2008.

Premium income grew 12 per cent over 2008 driven by in-force business growth and new sales in Japan and Hong Kong. Other contributors included the continued growth of our China business and sales from new product launches in Taiwan. These increases were partly offset by the decline in single premium sales in Singapore.

Segregated fund deposits, excluding variable annuities, declined eight per cent due to lower unit-linked product sales in Singapore and Hong Kong, partly offset by higher pension deposits in Hong Kong.

Mutual fund deposits were US$1.3 billion, up US$0.8 billion from US$0.5 billion reported in 2008. Growth was largely driven by the additional mutual fund sales from our asset management company in Taiwan.

2009 Annual Report	18

Premiums and Deposits

For the years ended December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
Premium income	$4,025	$3,381	$2,946	$3,541	$3,159	$2,753
Segregated fund deposits excluding variable annuities	2,067	2,079	2,671	1,810	1,974	2,503
Mutual fund deposits	1,470	531	1,338	1,262	498	1,270
Premiums and deposits excluding variable annuities	$7,562	$5,991	$6,955	$6,613	$5,631	$6,526
Variable annuities premiums and deposits	1,746	3,758	3,451	1,496	3,589	3,271
Total premiums and deposits	$9,308	$9,749	$10,406	$8,109	$9,220	$9,797

Funds under Management

Funds under management were US$54.7 billion as at December 31, 2009, up 34 per cent, or US$13.9 billion, from December 31, 2008. Growth was driven by the positive impact of improving equity market performance across the territories in the past twelve months together with the net policyholder cash inflows of US$3.7 billion.

Funds under Management

As at December 31, (in $ millions)			Canadian $			US $
	2009	2008	2007	2009	2008	2007
General fund	$24,469	$21,406	$16,752	$23,377	$17,476	$16,954
Segregated funds	27,218	24,541	20,727	26,007	20,039	20,977
Mutual and other funds	5,547	4,024	5,779	5,299	3,286	5,848
Total funds under management	$57,234	$49,971	$43,258	$54,683	$40,801	$43,779

Moving Forward

Asia and Japan Division continues to pursue a growth strategy leveraging our core strength in professional agency distribution, expanding our bank and alternative channel distribution, growing our mutual fund businesses and building on the strength of our brand across Asia. We will seek to continue expanding product offerings with a particular emphasis on wealth management across the region.

In Hong Kong, our business enjoys strong brand recognition with 1.5 million customers, strong financial ratings and a professionally trained agency force of over 4,400 agents. These attributes and our wide product range will be leveraged to further increase agency recruiting. We will seek to continue to take advantage of opportunities to diversify distribution through bancassurance by strengthening our wholesaling and account management capabilities and providing a service and compliance support platform that differentiates us from our competitors. New product development will focus on enhancing the retail asset management platform to attract new customers and encourage existing customers to increase their investments with us. A forthcoming regulatory change to the Mandatory Provident Fund system, allowing employees to transfer their contributions to alternative providers, effective in 2011, will be a major focus in 2010 and provides a unique opportunity for the Company to build on its strong and stable brand to further grow market share.

In Japan, we continue to execute a strategy of diversifying product offerings and broadening our distribution capabilities. During the year, the insurance businesses strong growth and an improved market position was driven by a stable captive agency force and strong gains in our Managing General Agent (“MGA”) channel. Going forward, we will be pursuing a balanced growth strategy where the Company will become a distributor of multiple product lines through multiple channels. We will pursue this objective by seeking to expand the MGA channel through broadening distribution relationships and entering new markets, growing the captive agent channel through product diversification and building out the bancassurance channel by gaining traction in our mutual fund business and launching new insurance and wealth products.

Our Other Asia Territories’ operations continue to be increasingly important contributors to our overall results, a trend that we expect to continue. Distribution initiatives include growing our professional agency franchise through various recruitment initiatives, deepening our existing relationships with key distribution partners and exploring other new distribution channels.

In China, our focus continues to be on geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2009 with operations in 35 cities, and were approved for four additional licenses. We will continue to focus on growing our operations geographically while expanding our product line to include unit linked products, strengthening our group insurance business and exploring alternative distribution channels.

In late 2009, pending China Securities Regulatory Commission (“CSRC”) approval and deal closure, we took steps to further expand our presence in China through the acquisition of a 49 per cent stake in an established asset management company, which provides a strategic opportunity to make a fast track entry into the country’s large and high growth market for individual and institutional wealth management services.

19	2009 Annual Report

The asset management industry in China is expected to become one of the largest in the world in the coming decade. Current industry assets under management of US$338 billion (RMB 2.3 trillion) are forecast to grow significantly and exceed US$1 trillion (RMB 6.9 trillion) by 2014. China has one of the world’s highest savings rates at 51 per cent of GDP and, to date, a very high proportion of household wealth is held in the form of deposits.

When this acquisition closes, we will have asset management companies in nine of our ten operating territories across the region with an enhanced strategic position to serve both the wealth management and protection needs of consumers in Asia.

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Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, the Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

■

Life – offering retrocession of traditional life mortality or longevity risks and specialized non-traditional solutions; the Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies;

■

Property and Casualty (“P&C”) – offering retrocession of traditional property catastrophe and aviation catastrophe risks to a very select clientele in the property and aviation reinsurance markets; and

■

International Group Program (“IGP”) – offering international employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies, called “Network Partners”.

In 2009, Reinsurance Division contributed two per cent of the Company’s premiums and deposits.

Financial Performance

Reinsurance Division’s net income attributed to shareholders for the year 2009 was US$232 million, up 51 per cent from US$154 million reported a year earlier. Earnings in 2008 and 2009 included experience net losses of US$86 million and US$51 million respectively, as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The increase in earnings, excluding these items, of US$43 million is attributable to favourable claim experience in Life Reinsurance compared to unfavourable claims results reported in 2008, as well as increased premiums on the P&C business.

Summary Statements of Operations

For the years ended December 31, (in $ millions)	Canadian $			US $
	2009	2008	2007	2009	2008	2007
Revenue
Premium income	$1,123	$1,091	$1,026	$987	$1,028	$956
Investment income
Investment income	130	175	186	113	164	172
Realized and unrealized gains (losses) on assets supporting policy liabilities	74	(43)	29	68	(45)	31
Other revenue	24	24	20	20	23	19
Total revenue	$1,351	$1,247	$1,261	$1,188	$1,170	$1,178
Policyholder benefits	$959	$1,002	$862	$841	$926	$811
General expenses	49	51	52	42	48	49
Investment expenses	5	4	4	4	4	3
Commissions	–	2	4	–	2	3
Other	8	10	8	7	9	7
Total policy benefits and expenses	$1,021	$1,069	$930	$894	$989	$873
Income before income taxes	$330	$178	$331	$294	$181	$305
Income tax expense	(69)	(24)	(93)	(62)	(27)	(84)
Net income attributed to shareholders	$261	$154	$238	$232	$154	$221

Premiums

Premiums were US$987 million, down four per cent from US$1,028 million reported in 2008. Life Reinsurance premiums declined by eight per cent due to an increase in the cost for experience refunds consistent with the improvement in claims experience. The decline in IGP premiums is driven by the Euro currency depreciation. Higher sales volumes contributed to the increase in P&C’s premium income.

Premiums

For the years ended December 31, (in $ millions)	Canadian $			US $
	2009	2008	2007	2009	2008	2007
Life Reinsurance	$574	$584	$523	$504	$548	$487
Property and Casualty Reinsurance	84	68	70	74	63	66
International Group Program	465	439	433	409	417	403
Total premiums	$1,123	$1,091	$1,026	$987	$1,028	$956

21	2009 Annual Report

Moving Forward

The Reinsurance Division’s primary focus is to write profitable business while maintaining a leadership position in our three core markets. The continued contraction of the life retrocession market due to pricing pressures and increases in insurer and reinsurer retention is expected to negatively impact the Life business line’s new business volumes in 2010. Conversely, it is expected that insurers and reinsurers that have been negatively impacted by turbulent financial markets will be prompted to seek solutions to their capital concerns. The Company’s life retrocession market leadership position along with its capital strength mean the Life business line is well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities. Further, the Company will continue to work with clients in developing customized non-traditional reinsurance solutions meeting their risk and capital management requirements.

The Property and Casualty catastrophe retrocession market did not experience a major insured catastrophe in 2009. As a result, we expect that traditional risk rates and terms will soften in 2010. In spite of this decline, we anticipate writing attractively priced business and we expect our contracts to produce strong returns. With excellent, longstanding client relationships and the Company’s financial strength, P&C is well positioned to continue to find and act on profitable market opportunities. We have limited our exposure in this line of business and we expect to continue writing business at the same levels as in 2009.

IGP’s strategic objectives are to maintain a dominant position in the North American market while continuing to grow market share in Europe and Asia. IGP will continue to focus on sound underwriting of the contracts and maintaining solid, long-term relationships with our Network Partners, clients and intermediaries.

2009 Annual Report	22

Corporate and Other

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, Investment Division’s external asset management business, the John Hancock Accident and Health operation, which primarily consists of contracts in dispute, and other non operating items.

As at December 31, 2009 Corporate and Other accounted for eight per cent of the Company’s funds under management.

Financial Performance

Corporate and Other reported a net loss attributed to shareholders of $2,088 million in 2009, compared to a net loss of $328 million in 2008.

The loss in 2009 was due to a number of factors: changes in actuarial methods and assumptions resulted in a charge of $1,286 million while credit, OTTI and private equity impairments reduced results by $345 million; tax related provisions on leveraged lease investments amounted to $139 million; and changes in the Ontario tax rate resulted in a charge of $131 million. Other factors impacting earnings were higher borrowing costs and increased expenses related to the reorganization of the Company’s U.S. subsidiary structure.

The loss of $328 million in 2008 was also impacted by OTTI charges and by provisions on leveraged lease investments. Changes in actuarial methods and assumptions resulted in a 2008 contribution to earnings of $276 million.

Summary Statements of Operations

For the years ended December 31, (Canadian $ in millions)	2009	2008	2007
Revenue
Investment income (loss)	$(714)	$(995)	$33
Other revenue	327	294	305
Realized gains on invested assets	39	180	456
Total revenue	$(348)	$(521)	$794
Policyholder benefits	$1,227	$(1,087)	$(109)
General and investment expenses	469	454	369
Other	737	588	418
Total policy benefits and expenses	$2,433	$(45)	$678
Income (loss) before income taxes	$(2,781)	$(476)	$116
Income tax recovery	693	148	29
Net income (loss)	$(2,088)	$(328)	$145
Loss attributed to participating policyholders(1)	–	–	45
Net income (loss) attributed to shareholders	$(2,088)	$(328)	$190

(1)	Represents one-time charge to participating accounts in China reflecting the impact of moving to a methodology consistent with the other territories.

Funds under Management

Funds under management were $33.0 billion, down six per cent or $2.0 billion from December 31, 2008. Funds under management include assets managed by MFC Global Investment Management (“MFC GIM”) on behalf of institutional clients of $23.3 billion as at December 31, 2009 compared to $24.0 billion as at December 31, 2008. The increase due to market appreciation was more than offset by the impact of a stronger Canadian dollar.

Funds under Management

As at December 31,

(Canadian $ in millions)	2009	2008	2007
General fund	$9,815	$11,298	$9,606
Segregated funds – elimination of amounts held by the Company	(118)	(220)	(249)
Third party funds managed by Investment Division	23,342	24,016	22,547
Total funds under management	$33,039	$35,094	$31,904

23	2009 Annual Report

Investment Division

Manulife Financial’s Investment Division manages the invested assets of the Company’s general fund, or the on-balance sheet assets, and through MFC Global Investment Management (“MFC GIM”), manages assets for third party retail and institutional clients. We manage a broad range of investments including public and private bonds, public and private equities, mortgages, real estate, oil and gas, infrastructure, timber and agriculture properties. The Division has a physical presence in key financial centers around the world, including in the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-East Asia. Results for MFC GIM are captured in the Corporate and Other segment.

General Fund

General Fund Investment Philosophy

Our investment philosophy is rooted in a bottom-up approach to developing an asset mix that matches the needs of our policyholder liabilities and includes a blend of assets that enhance returns and reduce overall risk through portfolio diversification. Our risk management strategy with respect to investments is outlined in the Risk Management section of this report. We use this disciplined approach across all of our segments, and we do not chase yield in the riskier end of the fixed income market. This philosophy has resulted in a well diversified, high quality investment portfolio.

General Fund Assets

The Company’s general fund invested assets were $187.5 billion as at December 31, 2009, largely unchanged from the prior year, as positive net cash flows and market value increases were offset by the strengthening of the Canadian dollar. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Cash and short-term securities(1)	$18,780	10	$17,269	9
Public bonds(1)	85,107	46	83,148	44
Private placement bonds(2)	22,912	12	25,705	14
Mortgages(2)	30,699	16	30,963	17
Real estate(3)	5,897	3	6,345	3
Stocks(1)	9,688	5	8,240	5
Other investments(4)	5,321	3	5,914	3
Policy loans(2)	6,609	4	7,533	4
Bank loans(2)	2,457	1	2,384	1
Total invested assets	$187,470	100	$187,501	100

(1)	Carried at fair value.

(2)	Carried at amortized cost.

(3)	Carried at a move to market basis with carrying values adjusted towards fair values at three per cent per quarter.

(4)	Carried at either cost or equity method depending on whether significant influence exists.

Public and Private Bonds

The Company’s public and private bond portfolio represented 58 per cent (2008 – 58 per cent) of invested assets as at December 31, 2009. This portfolio of public bonds and private placements is diversified by sector as well as by industry, duration, issuer, and geography. Our fixed income securities portfolio is of high quality with 70 per cent (2008 – 71 per cent) rated A or higher, with below investment grade holdings limited to five per cent (2008 – five per cent) of the portfolio. This portfolio includes private placements of approximately $23 billion, or 21 per cent of the total bond and private placements portfolio. Private placements provide diversification benefits (name, industry, and geography), and often provide stronger covenants and collateral than public bonds, thereby providing both better credit protection and potentially higher recoveries in the event of default.

Our total financial sector holdings of $21.6 billion or 20 per cent of total public and private bonds (2008 – $22.3 billion or 20 per cent) are high quality with over 79 per cent rated A or higher. Holdings are geographically diversified and exposure to Banks is balanced with other financial sector holdings. The majority of Bank exposure is held in senior debt. The Company also has exposure to European bank hybrids with an amortized cost of $602 million.

Our bond portfolio does not have any direct exposure to monoline insurers, but does include approximately $900 million of monoline insurance exposure through insured third-party bonds. Monoline insurers provide bond insurance for third-party originated bonds, such as those we hold in the Utilities or Energy sectors. While we benefit from the insurance protection, we base our investment decision in such assets primarily on the strength of the underlying credit and treat the insurance protection as additional credit support.

2009 Annual Report	24

The following tables show the distribution of the carrying value of the public and private bond portfolio by sector and industry.

Public Bonds As at December 31, (Canadian $ in millions)	2009			2008
	Carrying value	% of total	% Investment grade	Carrying value	% of total	% Investment grade
Government and agency	$26,190	31	95	$24,280	29	96
Financial	19,104	23	96	19,689	24	99
Telecommunications	2,468	3	99	2,586	3	90
Utilities	11,311	13	97	10,442	13	96
Energy	6,844	8	99	6,193	7	99
Industrial	3,720	4	99	2,979	4	99
Securitized (ABS/MBS)	7,447	9	93	8,851	11	97
Consumer (non-cyclical)	2,706	3	99	2,696	3	99
Consumer (cyclical)	1,523	2	91	1,658	2	86
Basic materials	1,750	2	91	1,479	2	92
Technology	805	1	100	809	1	100
Media and internet	959	1	100	1,157	1	100
Diversified and miscellaneous	280	0	99	329	0	93
Total public bonds	$85,107	100	96	$83,148	100	97

Private Bonds As at December 31, (Canadian $ in millions)			2009			2008
	Carrying value	% of total	% Investment grade	Carrying value	% of total	% Investment grade
Government and agency	$3,461	15	100	$3,771	15	99
Financial	2,543	11	95	2,624	10	96
Telecommunications	76	0	100	109	0	100
Utilities	5,765	25	91	6,227	24	90
Energy	1,427	6	99	1,379	5	100
Industrial	2,693	12	85	3,768	15	78
Securitized (ABS/MBS)	244	1	100	302	1	100
Consumer (non-cyclical)	2,768	12	81	2,882	11	82
Consumer (cyclical)	1,587	7	74	1,795	7	86
Basic materials	1,850	8	74	2,208	9	77
Technology	97	1	100	133	1	100
Media and internet	357	2	69	453	2	77
Diversified and miscellaneous	44	0	100	54	0	100
Total private bonds	$22,912	100	88	$25,705	100	88

Public Securitized Assets

The Company had $7.4 billion of securitized assets in public bonds representing four per cent of total invested assets (2008 – $8.9 billion and five per cent). The following table shows the distribution of the carrying value of the securitized asset portfolio by type.

Public Securitized Assets As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% Investment grade	Carrying value	% Investment grade
Residential mortgage backed securities	$525	59	$819	87
Commercial mortgage backed securities	5,111	97	5,761	99
Asset backed securities	1,811	91	2,271	96
Total securitized assets	$7,447	93	$8,851	97

The Company’s public securitized assets are further broken down in the following sections.

Residential Mortgage Backed Securities (“RMBS”)

As at December 31, 2009, RMBS holdings were limited to $525 million representing 0.3 per cent of total invested assets (2008 – $819 million and 0.4 per cent). Originations are concentrated in the years 2005 and prior, and reflect the lower of external and internal credit ratings. Our internal RMBS credit ratings are generally more conservative when compared to external credit ratings. Sub-prime RMBS holdings were limited to $247 million (2008 – $408 million), and Alt-A holdings were $110 million (2008 – $154 million). The following table shows the distribution of the carrying value of the RMBS portfolio by quality and vintage.

25	2009 Annual Report

Residential Mortgage Backed Securities

As at December 31, 2009 (Canadian $ in millions)	2004 & Prior	2005	2006	2007	Total
AAA	$98	$34	$10	$6	$148
AA	98	8	3	–	109
A	13	–	–	–	13
BBB	31	7	2	–	40
BB & below	70	72	59	14	215
Total RMBS	$310	$121	$74	$20	$525

Commercial Mortgage Backed Securities (“CMBS”)

As at December 31, 2009, CMBS holdings were $5.1 billion representing three per cent of total invested assets (2008 – $5.8 billion and three per cent). Originations are concentrated in the years 2005 and prior, with over 90 per cent of holdings rated AAA, of which approximately 98 per cent is in the most senior class. These holdings reflect the lower of external and internal credit ratings. Our internal CMBS credit ratings are generally more conservative when compared to external credit ratings. The following table shows the distribution of the carrying value of the CMBS portfolio by quality and vintage.

Commercial Mortgage Backed Securities

As at December 31, 2009 (Canadian $ in millions)	2004 & Prior	2005	2006	2007	2008	Total
AAA	$3,809	$307	$316	$196	$–	$4,628
AA	47	7	32	–	–	86
A	83	15	19	13	–	130
BBB	98	4	4	2	–	108
BB & Below	106	14	19	17	3	159
Total CMBS	$4,143	$347	$390	$228	$3	$5,111

Asset Backed Securities (“ABS”)

As at December 31, 2009, ABS holdings were $1.8 billion representing one per cent of total invested assets (2008 – $2.3 billion and one per cent). The securities in this portfolio are highly rated and well diversified by sector, with the majority of holdings rated AAA. The following table shows the distribution of the carrying value of the ABS portfolio by quality and type.

Asset Backed Securities
As at December 31, 2009 (Canadian $ in millions)	Credit Card ABS	Utility Cost Recovery	Other ABS	Airlines EETC	Auto Loan ABS	CDOs	Agency ABS	Total
AAA	$405	$545	$138	$–	$171	$33	$114	$1,406
AA	–	–	15	–	–	33	–	48
A	–	–	9	1	–	5	–	15
BBB	–	–	20	143	–	9	–	172
BB & below	–	–	33	73	–	64	–	170
Total ABS	$405	$545	$215	$217	$171	$144	$114	$1,811

2009 Annual Report	26

Gross Unrealized Gains (Losses)

As at December 31, 2009, gross unrealized losses were $2.4 billion or two per cent (2008 – $9.0 billion or eight per cent) of the Company’s fixed income portfolio. The significant improvement in gross unrealized losses in 2009 was attributable to general credit spread narrowing in our holdings. Management believes that an important measure of stress on our portfolio is the level of unrealized losses on bonds trading below 80 per cent of cost for more than six months. This portion of our portfolio was $1.1 billion, or one per cent, of the amortized cost of our $106.4 billion bond holdings as at December 31, 2009. This level compares to approximately two per cent of our portfolio at the peak of the financial crisis (during first half of 2009), although is essentially unchanged from December 31, 2008. Gross unrealized losses on bonds trading below 80 per cent of cost for more than six months did not decline year over year because most of the significant spread widening occurred in the last four months of 2008 and as a result, the vast majority of gross unrealized losses on bonds trading below 80 per cent had aged less than six months as at December 31, 2008. The following table shows the distribution of total gross unrealized losses and for bonds trading less than 80 per cent of cost for more than six months for both the public and private bond portfolio.

Gross Unrealized Gains (Losses) As at December 31, (Canadian $ in millions)			2009			2008
	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months
Public bonds
Government	$25,488	$(374)	$(27)	$22,360	$(456)	$(36)
Corporate
Financials	18,999	(593)	(226)	21,544	(2,186)	(71)
Non-financials	30,847	(331)	(33)	32,232	(2,340)	(78)
Securitized
CMBS	5,324	(293)	(235)	6,953	(1,200)	(184)
RMBS	906	(384)	(360)	1,543	(726)	(425)
ABS	1,962	(205)	(166)	2,403	(383)	(177)
Private placement debt	22,912	(205)	(16)	25,705	(1,669)	(27)
Total gross unrealized gains (losses)	$106,438	$(2,385)	$(1,063)	$112,740	$(8,960)	$(998)

Mortgages

As at December 31, 2009, mortgages represented 16 per cent (2008 – 17 per cent) of invested assets with 57 per cent of the mortgage portfolio in Canada and 43 per cent in the United States. Commercial mortgages, which have been conservatively underwritten, accounted for 68 per cent of total mortgages, with the balance in well diversified agricultural and high quality Canadian residential mortgages. The overall portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 29 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return. The following table shows the distribution of the carrying value of the mortgage portfolio by property type.

Mortgages

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Multi family residential	$3,850	13	$4,436	14
Retail	5,993	19	6,343	20
Office	4,819	16	5,030	16
Industrial	3,442	11	3,646	12
Other commercial	2,774	9	2,679	9
Manulife Bank single residential	7,901	26	6,427	21
Agriculture	1,920	6	2,402	8
Total mortgages	$30,699	100	$30,963	100

27	2009 Annual Report

The conventional commercial mortgage portfolio (Canada – 35 per cent, U.S. – 65 per cent) is high quality with low loan to value ratios and high debt service ratios. We are well diversified by property type and avoid risky segments of the market such as hotels, construction loans and second liens. Further, we have few loans in arrears, some of which are insured by the federal government agency, Canada Mortgage and Housing Corporation (“CMHC”). The following table contains the key metrics of the commercial mortgage portfolio.

Conventional Commercial Mortgages(1)

As at December 31, (Canadian $ in millions)		2009		2008
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio	64%	64%	62%	62%
Debt-Service-Coverage ratio	1.53x	1.57x	1.59x	1.61x
Average duration	3.3 years	4.9 years	3.6 years	5.3 years
Average loan size	$4.0	$9.3	$3.6	$10.4
Loans in arrears (including CMHC loans)	$43	$9	$2	$32

(1)

Excludes CMHC insured loans and Manulife Bank commercial loans. Arrears data excludes Manulife Bank, but does include CMHC loans. Arrears defined as over 90 days past due in Canada and over 60 days past due in the United States.

Real Estate

As at December 31, 2009, three per cent of the Company’s invested assets were held in real estate, with a carrying value of $5.9 billion (2008 – three per cent and $6.3 billion). The portfolio is diversified by geographic region, with 56 per cent located in the United States, 36 per cent in Canada and eight per cent in Asia. The portfolio is high quality with virtually no leverage and mostly premium urban office towers, concentrated in cities with high growth and highly diverse economies in North America and Asia. The portfolio is well positioned with an average occupancy rate of 92.8 per cent and an average lease term of 5.6 years. Office properties represented 61 per cent of the portfolio, with the remainder shared between industrial, retail, residential and other property types. Consistent with market conditions and the strengthening Canadian dollar, the fair value of the portfolio declined from $8.0 billion as at December 31, 2008 to $6.3 billion as at December 31, 2009. Of this amount, $624 million was due to changes in foreign exchange. The following table shows the distribution of the carrying value of the real estate portfolio by property type.

Real Estate

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Office	$3,614	61	$3,874	61
Industrial	669	12	762	12
Company use	1,122	19	1,188	19
Other	492	8	521	8
Total real estate	$5,897	100	$6,345	100

Stocks

As at December 31, 2009, stocks represented five per cent (2008 – five per cent) of invested assets. The portfolio consists almost entirely of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2009 the stock portfolio was comprised of $5.9 billion or 60 per cent in participating and pass through segments (2008 – $4.4 billion and 53 per cent) and $3.8 billion or 40 per cent in the shareholders’ segment (2008 – $3.8 billion and 47 per cent). 65 per cent of the portfolio is actively managed with the remaining 35 per cent indexed. The following table shows the distribution of the carrying value of stocks by issuer geography.

Stocks

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Canada	$3,867	40	$3,042	37
U.S.	2,460	25	2,496	30
Other	1,011	11	556	7
Japan	742	8	822	10
Singapore	623	6	318	4
Hong Kong	290	3	521	6
Europe	695	7	485	6
Total stocks	$9,688	100	$8,240	100

2009 Annual Report	28

Other Investments

As at December 31, 2009, Other Investments represented three per cent (2008 – three per cent) of invested assets. The investments include private equity, power and infrastructure, oil and gas, timber, agriculture, and affordable housing. Our alternative assets have historically provided us with strong returns and diversification to traditional equity and bond markets. They have enhanced yields and provide a good match against our long duration liabilities. The following table shows the distribution of the carrying value of the Other Investments portfolio by sector and/or asset type.

Other Investments

As at December 31, (Canadian $ in millions)		2009		2008
	Carrying value	% of total	Carrying value	% of total
Private equity and mezzanine debt	$1,217	23	$1,459	25
Power & infrastructure	1,540	29	1,628	27
Oil & gas	734	14	709	12
Timber	794	15	900	15
Agriculture	428	8	342	6
Affordable housing	545	10	658	11
Other	63	1	218	4
Total other investments	$5,321	100	$5,914	100

Other Notable Items

The Company has no material exposure to hedge funds, synthetic credit or credit default swap protection. Additionally, the Company does not take on any material credit or liquidity risk with its securities lending programs. The Company has also avoided sophisticated and complex instruments, such as Structured Investment Vehicles (SIVs), Constant Proportion Debt Obligations (CPDOs), U.S. Home Equity Lines of Credit (HELOCs) and Synthetic Securities that have resulted in significant losses to other institutions.

MFC Global Investment Management

Manulife Financial operates a global asset management business under the MFC Global Investment Management (“GIM”) brand. Operating through a group of international companies, MFC GIM offers a comprehensive range of investment management capabilities and investment solutions for institutional investors, such as pension plans, foundations, endowments and financial institutions. MFC GIM also partners with Manulife’s and John Hancock’s Wealth Management groups to support their retail investors with superior investment products. MFC GIM maintains a local presence in 16 countries and has more than 300 investment professionals and a total of approximately 900 employees. Our investment hubs are in Toronto, Boston, London, Hong Kong, Melbourne and Tokyo, with additional investment teams located in major centers in Canada, the United States, Brazil, China, Indonesia, Malaysia, the Philippines, Singapore, Taiwan, Thailand, Vietnam, Australia and New Zealand.

Assets under Management

MFC GIM celebrated the milestone of surpassing $100 billion in external client Assets under Management, with 2009 being our best year on record for institutional sales and new client wins, despite the financial crisis that has seen most firms in our industry suffer from net redemptions.

MFC GIM’s Assets under Management increased by $14.3 billion to $109.9 billion driven by net sales of $9.5 billion and $17.6 billion of market performance gains more than offsetting the negative impact of currency translation of $12.8 billion.

2001 to 2009 Assets under Management

(Canadian $ in billions)

■	2004 restated to include MFC GIM U.S.

■	2004-2005 restated to exclude Independence Investments which was sold in 2006

■	2001-2008 amounts have been reclassified to be consistent with the 2009 figures

29	2009 Annual Report

Assets under Management by Asset Class

MFC GIM’s public markets expertise encompasses equity, fixed income and structured finance strategies across a broad spectrum of investment management styles, while our leadership presence in alternative investments mainly focuses on timberland and agricultural property. We have also developed a market-leading presence in Asset Allocation services, providing tailored, multi-asset class investment solutions.

Moving Forward

MFC GIM has developed a strong competitive advantage through its extensive global footprint, its leadership position in the management of real assets, its large presence in asset allocation advisory and its strong regional equity and fixed income management. We consider that success is embodied in the sustainable and superior returns that our portfolio management teams provide for our clients, along with our organization’s determination to offer excellent service and thoughtful investment solutions. The organization will focus on extending further into targeted core products which will translate into increased reach and improved research capabilities for the benefit of our clients around the world. We are committed to measured growth, the preservation of our organizational culture and we will continue to enhance our investment capabilities to service the institutional market as well as our affiliated Wealth Management partners.

2009 Annual Report	30

Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, measuring and monitoring key risks taken, and by executing risk control and mitigation programs.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

Individual risk management programs are in place for each of our broad risk categories: strategic, market and liquidity, credit, insurance and operational. To ensure consistency, these programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy and appetite related to assuming risks;

■	Establishment of specific risk targets or limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, risk taking philosophy and overall risk appetite. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors, among other things, assisted the Board in its oversight with respect to the effectiveness of Manulife’s risk management and compliance practices. Recognizing the changing risk environment, the Board of Directors and ARMC have increased, and intend to continue to increase, their focus on risk oversight. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has therefore separated the audit and risk oversight functions of the Audit and Risk Management Committee by establishing a separately constituted Risk Committee of the Board of Directors. It is anticipated that the first Risk Committee meeting will be held on April 7, 2010 and the first meeting of the newly constituted Audit Committee will be held on May 5, 2010.

The new Risk Committee will be responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities will include reviewing reports from the Disclosure Committee which consists of members of management. The newly constituted Audit Committee will be responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities will include reviewing reports from the Risk Committee of the Board and the Disclosure Committee.

The Conduct Review and Ethics Committee of the Board oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policies, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

31	2009 Annual Report

The executive-level risk oversight committees and key elements of their mandates are presented below:

Management across the organization are accountable for the risks within their business. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management programs for each broad risk category, and oversees the execution of these programs across the enterprise. CRM proactively partners with business units and seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification, Measurement and Assessment

We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Our processes are intended to identify, measure and assess the risks we take using a common set of practices. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting. The inventory of risks are grouped into our five broad risk categories which are strategic, market and liquidity, credit, insurance and operational.

Risk exposures are evaluated using a variety of measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to stress testing of earnings, capital and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet obligations with a very high and pre-defined confidence level, determined using internal models. We evaluate our consolidated earnings volatility using our earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level, determined using internal models. Both economic capital and earnings at risk are measured enterprise-wide and are allocated by risk, product line, asset category, and market. We have established targets for risk exposures based on economic capital and earnings at risk, and continue to expand the application of these risk measures in the evaluation of risk-adjusted returns for product pricing and investment decision support throughout our organization.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, and economic capital and earnings at risk. As required by regulations, we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse scenarios through our DCAT.

2009 Annual Report	32

Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, ARMC and Board of Directors each review risk reports that present key elements of our risk profile and exposures across our risk categories enterprise-wide, incorporating both quantitative risk measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Global Compliance Chief reports on regulatory risk management to the ARMC annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of global risk management programs, and their effectiveness, with the ARMC annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions are in place to mitigate our exposure to operational risks.

We manage risk taking activities against an overall risk appetite, approved by the Board of Directors, that reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite is defined in relation to economic capital, regulatory capital required, and earnings at risk. We seek to manage specific risk exposures against enterprise-wide targets established for each of these specific risks to assist in maintaining appropriate levels of exposures to particular risks and to assist in maintaining a risk profile well diversified across risk categories. These targets are set in relation to risk measures such as economic capital, regulatory capital requirements and earnings at risk that are applied to all key risks, as well as in relation to notional measures of exposure applicable only to a particular risk.

The following chart shows the composition of the Company’s internal risk-based capital by risk type.

33	2009 Annual Report

The following sections describe the key risks we face in each of our five broad risk categories and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy  The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic planning that is integrated with risk assessments and aligned with risk appetite and capital targets and is reviewed with the Board of Directors;

■	Detailed business planning that is executed by divisional management and is reviewed by the CEO;

■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and

■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, with the Board of Directors.

The following is a further description of key strategic risk factors with associated management strategies.

Business Strategy  We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Based on our assessment of the changed economic environment and our current risk levels, we developed plans in 2009 that are designed to rebalance our business mix and risk profile, and to strengthen our capital base. In accordance with these plans, we modified the design and price of certain product offerings, including variable annuities, we rebalanced sales growth between businesses and reduced sales of variable annuities, we expanded our variable annuity hedging programs, and we raised additional capital. Our business plans will continue to be aimed at aligning business strategies with our risk appetite, capital and financial performance objectives, executing change at a pace we feel balances our objectives. The economic environment is expected to remain volatile, the regulatory environment will continue to evolve with a focus on stronger regulation and capital requirements, and the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own. Consequently, there is risk that we may not be successful in implementing our business strategies or that these strategies will not achieve the objectives we target, which due to the uncertainties in the external economic, regulatory and business environments, could materially adversely affect our revenues, shareholders’ earnings, capital ratios and risk exposure levels.

Capital and Regulatory  MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

In Canada, the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as The Manufacturers Life Insurance Company (“MLI”), (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. OSFI is also conducting quantitative impact studies on potential changes to consolidated MCCSR required capital requirements for market and credit risk, and is likely to consider changes to the definition of available regulatory capital for determining capital adequacy to align the insurance definitions with any changed definitions that emerge for Banking Institutions under the Basel accords. Changes to these elements may be implemented in conjunction with changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards (“IFRS”) for valuation of insurance contracts, which is still under development. This is not expected to be effective before 2013. However, should the adoption of a new accounting standard for valuation of insurance contracts be delayed, the changes to capital requirements may be made independent of these changes. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

2009 Annual Report	34

International Financial Reporting Standards The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently being developed. As outlined above, we do not expect that the new insurance contracts accounting standard will become effective, and therefore adopted, until at least 2013. Unlike the current Canadian GAAP standard, the insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Ratings  The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our capital flexibility, operating performance, or risk profile or we issue additional securities other than common shares. Adverse ratings changes could have a material negative impact on future financial results.

Reputation  The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide reputation risk policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Market and Liquidity Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Our Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk oversight program and asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timber and agriculture properties, oil and gas, interest rate and credit spread changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to assist in managing potential losses from these risks to within target levels. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to achieve broad diversification across asset classes and individual investment risks and to align the suitability of these assets with the liabilities they support.

General fund product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies intended to best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

In consideration of our expanded hedging activities in 2009, we established a new Variable Annuity Hedging Oversight Committee. The committee oversees the Company’s global variable annuity hedging operations and the ongoing development of the hedging program. Our variable annuity hedging program is designed to reduce the sensitivity of net income to fund performance and interest rate risk arising from variable annuities. The expanded program now covers substantially all new variable annuity business written in 2009 and to be written in the future, and certain in-force business written prior to 2009 that has been hedged in accordance with our risk reduction plan approved by the Board of Directors.

Market Price and Interest Rate Risk  Due to the nature of the Company’s insurance business, our invested assets and insurance liabilities as well as revenues and expenses are sensitive to movements in market prices and interest rates. Accordingly, we consider these risks together when we seek to manage the risks in our asset and liability positions. These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

35	2009 Annual Report

Market price volatility and interest rate changes, including credit spreads, in combination with the Company’s product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in the Company’s shareholders’ equity account. The level of our sales activity and policy retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of the Company’s general fund investments, segregated funds and mutual funds.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures, each of which are based on projecting asset and liability cash flows under a variety of future interest rate and market price scenarios. These measures include durations, key-rate durations, convexity and cash flow gaps, as well as the sensitivity of shareholders’ economic value, net income attributed to shareholders and regulatory capital ratios, along with our earnings at risk and economic capital measures.

At an enterprise level, our aggregate exposure to market price risk arising from publicly traded equities and other non-fixed income assets and our aggregate interest rate risk exposure, including to credit spreads, are managed against economic capital, regulatory capital and earnings at risk targets, newly established in 2009. During 2009, we also established new policies requiring management to develop plans to reduce publicly traded equity risk and interest rate risk exposures to within economic capital, regulatory capital and earnings at risk targets as equity markets improve or interest rates rise to levels that allow us to meet our business objectives. For publicly traded equities these targets cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general fund investments. For other non-fixed income assets these targets cover the combined risk arising from general fund investments in real estate, timber and agriculture properties, oil and gas, and private equities. For interest rate risk these targets cover the exposure related to general interest rate movements and credit spreads arising from general fund fixed income investments and the liabilities they support.

Caution related to risk exposures  The risk exposure measures expressed below primarily include the sensitivity of shareholders’ economic value and net income attributed to shareholders. These risk exposures include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

General Fund – Key Risk Factors  Interest rate risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known. In the interim:

■

If there is a general decline in interest rates, without a change in spreads between corporate bond rates and swap rates, this will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a charge to income.

■

If there is a general increase in interest rates, without a change in spreads between corporate bond rates and swap rates, this will result in a decrease in policy liabilities and an increase in earnings.

■

In addition, a decrease in the spread between corporate bond rates and swap rates will result in an increase to policy liabilities and a charge to income. An increase in the spread between corporate bond rates and swap rates may have the opposite impact.

■	The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on products that pass through investment returns to policyholders.

Market price risk arises within the general fund as a result of investing in publicly traded equities and other non-fixed income assets such as private equities, real estate, timber and agriculture properties and oil and gas. To the extent these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income and regulatory capital ratios. To the extent these assets support the Company’s shareholders’ equity account, other than temporary impairments that arise will reduce income.

Further, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If we are unable or choose not to invest in the assumed level of non-fixed income assets, as a result of suitable assets not being available in the market or as a result of capital, risk tolerance or other considerations, or the non-fixed income asset weightings otherwise decline, we may be required to increase policy liabilities, reducing net income and regulatory capital ratios.

In 2009, the commercial real estate sector was impacted by the challenging economic conditions, which contributed to higher vacancy, lower rental rates and lower demand for real estate investments. Other sectors, including timber and agriculture properties, were similarly impacted with valuations trending lower. As a result, we were required to increase policy liabilities to reflect lower

2009 Annual Report	36

valuations. We continue to monitor all asset classes; however, given the continued economic uncertainties, valuations may decline further.

General Fund – Risk Management Strategies  We separate our policy liabilities and the invested assets which support them into three broad categories with differing overall investment mandates: (i) liabilities supported with matching mandates, (ii) liabilities supported with target return mandates, and (iii) liabilities arising from variable annuity and segregated fund guarantees. We separately manage the assets in our shareholders’ equity account to achieve a target return over the long term, subject to established risk tolerances.

In the first category, liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations projected to be paid within the term period for which fixed income assets are generally available in the market, and are supported by fixed income assets with generally matching term profiles, consisting of publicly traded bonds, loans and commercial mortgages.

In the second category, liabilities supported with target return mandates include both insurance and wealth guaranteed benefit obligations projected to be paid beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. For insurance and wealth management products with guaranteed benefits projected to be paid well beyond the term for which fixed income assets are generally available in the market, we manage assets supporting those long-dated benefits with the objective of achieving a target return sufficient to support these guaranteed obligations over their lifetime, subject to established risk tolerances, by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios. We design our guaranteed benefit insurance and wealth management products and set premiums and credited rates in a manner intended to mitigate the risk of not achieving our targeted profit margins. This program may not work as expected.

During 2009, we established a plan to reduce our interest rate risk exposure arising from our in-force guaranteed products managed under the target return strategy. The plan includes hedging increasing portions of our interest rate risk exposure when we believe we can meet our business objectives. As well, in response to the changed market conditions, the design and prices of these products have been, and will continue to be, reviewed and modified with the aim of keeping risk arising from new business within tolerances and achieving acceptable profit margins on new business.

Also in the second category are products that generally pass through investment returns to policyholders. We manage assets supporting those policy liabilities to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances, by investing in a basket of fixed income and non-fixed income assets.

The third category includes the general fund investment risk related to on-balance sheet policy liabilities established to support the payment of potential guarantee claim payments arising from off-balance sheet variable annuities and segregated funds. These on-balance sheet liabilities are supported by publicly traded bonds and loans with generally matching term profiles, limited by the term of bonds and loans available in the market.

We delegate trading authorities as well as accountabilities for managing interest rate risk to our portfolio managers. Risk exposure measures are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and seek to rebalance positions to within established interest rate risk exposure targets with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We seek to reduce aggregate market price risk arising from our general fund non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timber and agricultural properties and oil and gas. Aiming to further diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We manage allocations to non-fixed income assets, reflecting management’s risk targets and preferences.

37	2009 Annual Report

General Fund – Risk Exposure Measures

i)	Impact on shareholders’ economic value(1) arising from general fund interest rate risk

The impact on shareholders’ economic value as a result of interest rate movements on the assets and liabilities in the general fund, is calculated as the change in the net present value of future after-tax cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating and adjusted for tax.

The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets with no change in spreads between government, swap and corporate rates, and with a floor of zero on the interest rates.

1% change in interest rates(2) As at December 31, (Canadian $ in millions)	2009		2008
	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$140	$(200)	$30	$(90)
Wealth Management	10	(10)	(10)	10
Total matching mandates	$150	$(210)	$20	$(80)
Target return mandates
Insurance	$1,160	$(1,870)	$690	$(1,130)
Wealth Management	100	(200)	10	(110)
Shareholders’ equity account	(400)	540	(370)	470
Total target return mandates	$860	$(1,530)	$330	$(770)
Mandates for on-balance sheet variable annuity and segregated fund guarantee liabilities	$90	$(130)	$210	$(250)
Total	$1,100	$(1,870)	$560	$(1,100)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.

ii)	Impact on net income attributed to shareholders as a result of changes in interest rates

The potential impact on annual net income attributed to shareholders as a result of a change in policy liabilities in the general fund due to a one per cent increase in government, swap and corporate rates at all maturities across all markets, with no change in spreads between government, swap and corporate rates, was estimated to be an increase of approximately $1,600 million as at December 31, 2009 (2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities with no change in spreads between government, swap and corporate rates, and with a floor of zero on interest rates, across all markets was estimated to be a decrease of approximately $2,200 million as at December 31, 2009 (2008 – approximately $1,300 million).

The net income sensitivity measures the impact of a change in current interest rates, but consistent with the policy liability methodology does not consider a change in interest rates assumed for new investments made and assets sold 20 or more years into the future. For new investments or assets sold within the first 20 years, for the calculation of policy liabilities we assume future interest rates that grade between current interest rates and the rates assumed after 20 years. The net income sensitivity also assumes no gain or loss is realized on our fixed income investments that are designated as AFS.

iii)	Impact on shareholders’ economic value(1) arising from general fund market price risk

The following tables show the potential impact on shareholders’ economic value of a ten, 20 and 30 per cent decline in market values of publicly traded equities and other non-fixed income assets. A ten, 20 and 30 per cent increase in market values of publicly traded equities and other non-fixed income assets would have the opposite impact.

10% decline in market values(2) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(3)	Publicly traded equities	Other non-fixed income(3)
Target return mandates
Insurance	$(84)	$(464)	$(65)	$(492)
Wealth Management	(8)	(117)	(10)	(135)
Shareholders’ equity account	(171)	(76)	(174)	(72)
Total	$(263)	$(657)	$(249)	$(699)

(1)	Shareholders’ economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures”.
(2)	See “Caution related to risk exposures” above.
(3)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

2009 Annual Report	38

20% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(168)	$(928)	$(130)	$(984)
Wealth Management	(16)	(234)	(20)	(270)
Shareholders’ equity account	(342)	(152)	(348)	(144)
Total	$(526)	$(1,314)	$(498)	$(1,398)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

30% decline in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
Target return mandates
Insurance	$(252)	$(1,392)	$(195)	$(1,476)
Wealth Management	(24)	(351)	(30)	(405)
Shareholders’ equity account	(513)	(228)	(522)	(216)
Total	$(789)	$(1,971)	$(747)	$(2,097)

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

iv)	Impact on net income attributed to shareholders arising from general fund market price risk

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities and other non-fixed income assets supporting policy liabilities of an immediate ten per cent change in market values of publicly traded equities and other non-fixed income assets is shown in the table below. This impact is based on a point-in-time impact and does not include: (a) any potential impact on non-fixed income asset weightings; (b) any losses on non-fixed income investments held in the Corporate and Other segment; or (c) any losses on non-fixed income investments held in Manulife Bank. As noted above, if the non-fixed income asset weightings on assets supporting policy liabilities reduce, we may be required to increase our policy liabilities resulting in a reduction to net income.

Change in market values(1) As at December 31, (Canadian $ in millions)	2009		2008
	Publicly traded equities	Other non-fixed income(2)	Publicly traded equities	Other non-fixed income(2)
10% decrease in market values	$(84)	$(647)	$(74)	$(710)
10% increase in market values	$81	$639	$74	$703

(1)	See “Caution related to risk exposures” above.

(2)	Other non-fixed income assets include real estate, timber and agricultural properties, oil and gas, and private equities.

The potential impact on net income attributed to shareholders arising from general fund publicly traded equities supporting policy liabilities of an immediate 20 and 30 per cent decline in market values of publicly traded equities is shown in the table below. This impact is based on the same criteria as outlined in the ten per cent impact.

Change in market value(1) As at December 31, 2009 (Canadian $ in millions)	Publicly traded equities
20% decrease in market values	$(165)
30% decrease in market values	$(248)

(1)	See “Caution related to risk exposures” above.

The potential impact on net income attributed to shareholders arising from non-fixed income assets supporting policy liabilities of a decline in market values will be affected by both how the actual returns compare to the returns used in the valuation of the policy liabilities and how the change in market value affects the portion of future cash flows that are assumed to be in invested in non-fixed income investments. To the extent actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income. Further, as outlined above, the investment strategy applied to future cash flows in the policy valuation of certain long dated liabilities includes investing a specified portion of future policy cash flows in non-fixed income assets, to a maximum of the current non-fixed income portion in the asset portfolio backing those liabilities. If a decline in the value of non-fixed income investments reduces the portion of the non-fixed income assets backing those liabilities it could require us to change the investment mix assumed for future policy cash flows, reducing net income.

39	2009 Annual Report

Off-Balance Sheet Products – Key Risk Factors  Market price and interest rate risk arises from off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products as well as the uncertainty of future levels of asset-based fees. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets or bond values would likely increase the cost of guarantees associated with our variable products and reduce asset-based fee revenues. A sustained increase in equity market or bond fund volatility or a decline in interest rates would likely increase the costs of hedging the benefit guarantees provided. Details on our variable annuity and variable life insurance contracts are provided below.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals, or (b) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period, or in some cases for as long as they live or as long as either they or their spouse live, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Off-Balance Sheet Products – Risk Management Strategies  We seek to mitigate both market price and interest rate risk arising from off-balance sheet variable annuity and insurance products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We have attempted to design the benefit guarantees and funds we are now offering for sale to meet event risk exposure criteria, based on economic capital and regulatory capital levels, and to achieve desired profit targets in current market conditions. We regularly review and modify product guarantee features, fund offerings and fees with a goal of being able to improve hedge effectiveness and achieve acceptable profit margins in changing market conditions. We have reinsured the benefit guarantee risk on the majority of our U.S. variable annuity business written prior to 2004. In addition, we have hedged, with capital market instruments, the vast majority of our variable annuity and segregated fund guarantee risk related to policies written in 2009 and a portion of our in-force unreinsured policies written prior to 2009. Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the guarantee value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

In 2009 we established plans to reduce the market price and interest rate risk exposure arising from new variable annuity sales. These plans include expanding our hedging programs to the vast majority of new variable annuity sales, repricing and redesigning our variable annuity products with the objective of reducing risk, improving expected profit margins and increasing expected hedge effectiveness, and re-balancing variable annuity sales relative to other lines of business. The hedging programs incorporate a hedging approach described in the “Capital Markets Hedging Program” section below. The plans also include hedging increasing portions of our unhedged in-force variable annuity guarantee business as equity markets improve or interest rates rise to levels that allow our business objectives to be met.

Key risk reduction actions taken in 2009 include the repricing and redesign of variable annuity products in Canada and the U.S., the launch of new products with lower guarantees, and the suspension of sales of certain products in Asia. As well, in April and December 2009 our hedging program was expanded to cover substantially all new variable annuity business written in Canada and Asia respectively and, over the course of the year, we hedged $13 billion of guarantee value on variable annuity business written prior to commencing new business hedging programs.

There can be no assurance that the Company’s exposure to equity and bond fund performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we hedge. Depending on market conditions, which include a sustained increase in equity and bond fund realized volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged. Please see “Capital Markets Hedging Program”.

Capital Markets Hedging Program  We expanded the capital market hedging program of our variable annuity product guarantees during 2009. The total amount of guarantee value hedged has increased to $24,880 million as at December 31, 2009 from $5,731 million as at December 31, 2008. We short exchange traded equity index and government bond futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance and interest rate movements arising from variable annuity and segregated fund guarantees, and dynamically rebalance these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the (losses) gains related to the guarantee liabilities hedged because: (a) the performance of the underlying funds hedged may differ from

2009 Annual Report	40

the performance of the corresponding hedge instruments; (b) fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instrument; (c) a small portion of interest rate risk is not hedged; (d) policy liabilities embed some provisions for adverse deviation which are not hedged; and (e) not all other risks are hedged. The risks related to the hedging program are expanded on below.

Since policy liabilities for variable annuity guarantees are determined using long-term forward looking estimates of volatilities and not current implied market volatilities, guarantee policy liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatilities. Long-term forward-looking volatilities assumed for policy liabilities are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized equity and bond fund volatilities exceed the assumed long-term volatilities, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs. To the extent that our assumptions for long-term forward looking volatilities change, policy liability increases may be required that would have a material impact on financial results.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. Our hedging program assumes long-term assumptions for longevity and policyholder behaviour, since the risk related to longevity and policyholder behaviour cannot be hedged using capital markets instruments. The hedges are rebalanced monthly to reflect actual policyholder experience different from long-term assumed levels.

Our capital markets hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and interest rates increase. The capital markets hedging program is highly dependent on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the hedging program there may be additional, unidentified risks that may negatively impact our business and future financial results.

Off-Balance Sheet Products – Risk Exposure Measures

i)	Variable annuity and segregated fund investment related guarantees

Of the variable annuity and segregated fund investment related guarantees, 35 per cent of the in-force guaranteed value was either hedged or reinsured at December 31, 2009 compared to 20 per cent at December 31, 2008.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at December 31, (Canadian $ in millions)	2009			2008
	Guarantee value	Fund value	Amount at risk(5)	Guarantee value	Fund value	Amount at risk(5)
Guaranteed minimum income benefit(1)	$9,357	$6,834	$2,535	$12,215	$7,587	$4,716
Guaranteed minimum withdrawal benefit	58,077	51,669	7,962	55,858	40,250	15,689
Guaranteed minimum accumulation benefit	24,749	25,190	2,213	27,224	23,554	4,681
Gross living benefits(2)	$92,183	$83,693	$12,710	$95,297	$71,391	$25,086
Gross death benefits(3)	18,455	13,282	4,414	22,937	14,099	8,975
Total gross of reinsurance & hedging	$110,638	$96,975	$17,124	$118,234	$85,490	$34,061
Living benefits reinsured	$8,012	$5,818	$2,200	$10,049	$5,934	$4,115
Death benefits reinsured	5,985	4,639	1,577	7,960	5,134	3,137
Total reinsured	$13,997	$10,457	$3,777	$18,009	$11,068	$7,252
Total, net of reinsurance	$96,641	$86,518	$13,347	$100,225	$74,422	$26,809
Living benefits hedged	$24,399	$24,137	$1,782	$5,731	$4,237	$1,494
Death benefits hedged	481	317	10	–	–	–
Total hedged(4)	$24,880	$24,454	$1,792	$5,731	$4,237	$1,494
Living benefits retained	$59,772	$53,738	$8,728	$79,517	$61,220	$19,477
Death benefits retained	11,989	8,326	2,827	14,977	8,965	5,838
Total, net of reinsurance and hedging	$71,761	$62,064	$11,555	$94,494	$70,185	$25,315

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)

Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy. For total gross death benefits, guarantee value is $103,821 million (2008 – $113,860 million), fund value is $96,530 million (2008 – $85,490 million) and amount at risk is $12,196 million (2008 – $29,631 million). At December 31, 2009, the average attained age of contract holders of variable annuity contracts with a death benefit in the event of death was 63.2 (2008 – 63.0). As at December 31, 2009, the average attained age of contract holders of variable annuity contracts with living benefits was 62.6 (2008 – 62.2).

(4)	For a description of some of the risks related to hedging, see “Capital Markets Hedging Program” above.

(5)

Amount at risk (in-the-money) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

41	2009 Annual Report

Variable annuity and segregated fund guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038. The policy liability established for these benefits was $1,671 million at December 31, 2009 (2008 – $5,783 million). The year over year reduction is due primarily to the impact of improved equity markets reducing the current and projected in-the-money exposures.

ii)	Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31, (Canadian $ in millions)	2009	2008
In the event of death
Account value	$7,520	$7,268
Net amount at risk(1)	$337	$904
Average attained age of contract holders	50	49

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

iii)	Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2009, the Company incurred and paid death benefits of $317 million (2008 – $190 million) and living benefits of $318 million (2008 – $96 million).

iv)	Investment categories for variable contracts with guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment category

As at December 31, (Canadian $ in millions)	2009	2008
Equity funds	$35,883	$32,362
Balanced funds	53,588	44,425
Bond funds	9,810	8,515
Money market funds	3,497	4,566
Other fixed interest rate investments	1,717	2,890
Total	$104,495	$92,758

v)	Impact on shareholders’ economic value arising from variable products and other managed assets public equity market price risk

The impact on shareholders’ economic value from changes in the market value of equities within the segregated funds of variable products, mutual funds and institutional asset management operations is calculated as the change in net present value of expected future after-tax cash flows related to managing these assets and/or providing guarantees, including fee income, expense and benefit payments, discounted at market yields. The present value of expected future after-tax cash flows related to variable product guarantees is the average, across all investment return scenarios, of the net present value of projected future guaranteed benefit payments, reinsurance settlements and fee income allocated to support the guarantees.

2009 Annual Report	42

The tables below show the potential impact on shareholders’ economic value of an immediate ten, 20 and 30 per cent change in the market value of equities within the variable products and other managed assets.

As at December 31, (Canadian $ in millions)	2009			2008
Decrease in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$(470)	$(960)	$(1,480)	$(380)	$(800)	$(1,250)
Variable product guarantees	(450)	(1,080)	(1,930)	(710)	(1,630)	(2,820)
Total	$(920)	$(2,040)	$(3,410)	$(1,090)	$(2,430)	$(4,070)
Increase in market value of equity funds(1)	10%	20%	30%	10%	20%	30%
Market-based fees	$490	$1,000	$1,520	$350	$770	$1,210
Variable product guarantees	290	490	600	550	960	1,270
Total	$780	$1,490	$2,120	$900	$1,730	$2,480

(1)	See “Caution related to risk exposures” above.

vi)	Impact on net income attributed to shareholders arising from variable products public equity market price risk

The following table shows the potential impact on annual net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in the market values of equities within the segregated funds followed by a return to normal market growth assumptions.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,100)	$(1,400)
20% decline	$(2,600)	not available
30% decline	$(4,400)	not available
10% increase	$900	not available

(1)	See “Caution related to risk exposures” above.

vii)	Impact on net income attributed to shareholders arising from both variable product and general fund public equity market price risk

The following table combines the sensitivities in table vi) above “Impact on net income attributed to shareholders arising from variable products public equity market price risk” and the column on publicly traded equities in the tables in iv) above “Impact on net income attributed to shareholders arising from general fund market price risk”.

Change in market value of equity funds(1)

For the years ended December 31, (Canadian $ in millions)	2009	2008
10% decline	$(1,200)	$(1,500)
20% decline	$(2,800)	not available
30% decline	$(4,600)	not available
10% increase	$1,000	not available

(1)	See “Caution related to risk exposures” above.

viii)	Impact on MLI’s MCCSR ratio from general fund and variable products public equity market risk

Changes in equity markets also impact our available and required components of the MCCSR calculation. The following table shows the potential impact to MLI’s MCCSR ratio of an immediate ten, 20 and 30 per cent decline and a ten per cent increase in public equity market values.

Change in market value of equity funds(1) As at December 31, (percentage points)	2009	2008
10% decline	(11)	(21)
20% decline	(25)	not available
30% decline	(42)	not available
10% increase	13	not available

(1)	See “Caution related to risk exposures” above.

43	2009 Annual Report

Foreign Exchange Risk

Key Risk Factors  Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. In recent quarters, the Canadian dollar has strengthened relative to these currencies causing the reported earnings from our non-Canadian dollar denominated businesses to decrease and our reported shareholders’ equity to decline. To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on our reported earnings from non-Canadian dollar denominated businesses. Similarly, there would be downward pressure on our reported shareholders’ equity, and to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced.

Risk Management Strategy  We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. We have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital, with the intention of stabilizing our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change. We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Risk Exposure Measures  The following table shows the impact on shareholders’ equity and net income of a one per cent change in the Canadian dollar relative to our key operating currencies.(1)

As at and for the years ended December 31, (Canadian $ in millions)	Shareholders’ equity		Shareholders’ net income
	2009	2008	2009	2008
1% strengthening relative to U.S. dollar	$(166)	$(189)	$(10)	$12
1% strengthening relative to Japanese yen	$(27)	$(15)	$(3)	$3

(1)

A weakening in rates would have the exact opposite impact to that displayed above. A strengthening or weakening of the average Canadian dollar relative to our key operating currencies can have a significant impact on our net income.

Liquidity Risk

Key Risk Factors Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customers deposit balances, reinsurance settlements, derivative instrument settlements, expenses, investment and hedging activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party relationship banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past two years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2009.

Risk Management Strategy  Global liquidity management policies and procedures are designed to provide adequate liquidity to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

We seek to reduce liquidity risk by diversifying our business and consequent policy liabilities across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources. We forecast and monitor actual daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

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We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk and assets held as collateral for repurchase funding agreements. Total unencumbered assets as at December 31, 2009 were $203.2 billion.

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral requirements under stressed conditions. We aim to hold adequate unencumbered assets to satisfy the potential additional requirements arising under stress scenarios, and to allow our liquidity ratios to remain appropriate.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its stand-alone demands. Manulife Bank has established a liquidity risk management policy framework, managed on a stand-alone basis. As at December 31, 2009 it had liquidity in excess of its policy requirements.

Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

	2009		2008
As at December 31, (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$99,107	$100,057	$92,361	$93,504
Adjusted policy liabilities	$24,926	$34,535	$23,047	$30,090
Liquidity ratio	398%	290%	401%	311%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management program. The committee sets out objectives related to the overall quality and diversification of our general fund investment portfolio and establishes criteria for the selection of counterparties, including derivative counterparties as well as reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs, which form key inputs to our product pricing, policy liabilities, economic capital and earnings at risk.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

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We have in place derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

The Company’s aggregate exposure to credit risk is managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets, newly established in 2009. These targets cover the combined credit risk arising from general fund fixed income investments, loans, derivatives, reinsurance counterparties and insurance providers.

Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. In response to the current environment, credit exposure in our investment portfolio is being actively managed to reduce risk and mitigate losses, while derivative counterparty exposure is being managed proactively. While defaults and downgrades were generally above the historical average in 2009, there has been continued easing since the third quarter, and there is evidence to suggest continued improvement throughout 2010. Nonetheless, credit losses could remain above the historical average in the future. Throughout 2009, we have paid close attention to credit exposure related to real estate, structured products (particularly those backed by mortgages) and recession-sensitive industries.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

Risk Exposure Measures  As at December 31, 2009 and December 31, 2008, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income would be reduced by $73 million and $67 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

As at December 31, (Canadian $ in millions unless otherwise stated)	2009	2008
Net impaired assets	$1,424	$936
Net impaired assets as a per cent of total invested assets	0.76%	0.50%
Allowance for loan losses	$183	$208

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a material adverse effect on our results of operations and financial condition. In addition, we review the assumptions we make in determining our policy liabilities periodically and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected improvements in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

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We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design, product pricing, and reinsurance purchase practices. We have established a broad framework set out by our Product Design and Pricing Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations ■ target profit objectives	■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation ■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$20 million for a single life (US$25 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets newly established in 2009. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

In recent years, policyholder lapses related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have modified policyholder lapse assumptions for the future to reflect the current experience, however should experience deteriorate further, additional policy liability increases may be required. Recent Long-Term Care morbidity experience in the United States has also been unfavourable relative to expected levels. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

Risk Exposure Measures  Fluctuations in claims experience may result in losses. As at December 31, 2009 and December 31, 2008, for every five per cent that actual mortality and morbidity rates over the next year exceed the rates provided for in policy liabilities, net income would be reduced by $170 million and $147 million, respectively.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and liquidity risk and insurance risk.

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Risk Management Strategy  Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems and by seeking to retain trained and competent people throughout the organization. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provide some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. In addition, we have an anti-fraud policy intended to protect the Company, our customers and other related third parties from acts of fraud. We also have an anti-money laundering and anti-terrorist financing policy designed to mitigate the risk associated with these activities. Divisional processes and controls aim to reduce the risk of fraud and Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent annual information form.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. We rely upon operational integrity, data integrity, security of information and our systems infrastructure for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. While we have business continuity, information security and other policies, plans and procedures in place to attempt to minimize business disruption and protect confidential information, these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, adversely impact our results of operations and financial condition or damage our reputation. Technology related risks are managed through a systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice designed to ensure to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and our human resource policies, practices and programs may not be effective in attracting, motivating and retaining high-performing employees. An inability to recruit or retain qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks with Corporate Human Resources managing our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees, and to encourage sound risk management by all employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

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Model Risk  Our reliance on highly complex models for pricing, valuation and risk measurement, and as input to decision making is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. We continue to enhance our model risk oversight program which includes processes to help validate the inputs, assumptions, calculations, and outputs for critical business models.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Our environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, and is designed to achieve compliance with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place designed to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

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Capital Management Framework

Manulife manages its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Ensuring best access to capital markets, striving for target credit ratings and maintaining the confidence of regulators, policyholders, rating agencies, investors and other creditors in order to secure stability and flexibility to operate its businesses; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy constraints established to meet the first two objectives.

Capital is managed in accordance with the Capital Management Policy reviewed and approved by the Board of Directors. The policy establishes guidelines regarding the quantity and quality of capital, capital mobility, credit supply management, integration with risk and financial frameworks and proactive assessments of capital challenges to facilitate timely action to address them.

In establishing target levels of capitalization, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. The primary measures used are ratios comparing available capital to required capital determined using risk based factors and methods. The targets are established based on internal stress and sensitivity testing as well as expectations of key external stakeholders such as regulators and rating agencies. In addition, these are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that typically exceed regulatory requirements. This is designed to ensure ongoing compliance with regulatory constraints and to enable us to take into account risk profiles, rating agency expectations and peer comparisons, among other considerations. Management monitors capital against those internal targets and initiates action when it considers appropriate in light of our business objectives.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels.

The currency mix of assets supporting capital is consistent with the currency mix of the Company’s required capital. The impact of the currency movements on the capital ratios is thus mitigated as both available and required capital rise (fall) when the Canadian dollar weakens (strengthens).

As part of our annual DCAT, we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2009 results of this testing indicated that, given the actions taken in 2009, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit and interest rates and reinsurer default, amongst others.

Capital quality is maintained by limiting the amount of leverage capital or non-permanent equity capital in the capital structure. The composition of capital between equity and other instruments remains well within regulatory constraints and the Company’s rating is an important consideration in determining the appropriate amount of leverage. The Company monitors and rebalances its capital mix through capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by OSFI.

MFC Consolidated Capital

As at December 31, (Canadian $ in millions)	2009	2008	2007
Total equity	$28,907	$27,197	$24,090
Less AOCI (loss) on cash flow hedges	(48)	(325)	(36)
Total equity less AOCI (loss) on cash flow hedges	$28,955	$27,522	$24,126
Liabilities for preferred shares and qualifying capital instruments	4,037	3,121	3,010
Non-controlling interest in subsidiaries	202	217	146
Total capital	$33,194	$30,860	$27,282

Note:	Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. In 2009, the current period net unrealized gain or loss on AFS bonds is no longer part of OSFI regulatory capital. As at December 31, 2009, the gain on AFS bonds, net of taxes, was $572 million.

In 2009, the Company’s capital increased by $2.3 billion compared to prior year. The increase was primarily due to the common equity issuance of $2.5 billion, innovative capital issuance of $1 billion, preferred share issuance of $0.8 billion, net income of $1.4 billion and unrealized gains on AFS assets of $1.1 billion, partially offset by a reduction of $3.4 billion from currency translation of net foreign operations and $1.1 billion of shareholder dividends paid in cash.

Senior debt raised by MFC, amounting to $3.8 billion at December 31, 2009, is not viewed as capital at the MFC level, consistent with its treatment by OSFI. However, all or some of the funds raised through unsubordinated indebtedness can be downstreamed into operating entities in a form that qualifies as regulatory capital at the subsidiary level, or can be used in other ways that create financial leverage. Rating agencies expect companies to limit such financial leverage to levels appropriate for their ratings.

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Each quarter the ARMC reviews the Company’s capital position. Annually, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of adjusted earnings from operations. See “Normalized Earnings and Adjusted Earnings from Operations” above. On August 6, 2009, the Company announced a decrease in the quarterly shareholders’ dividend from $0.26 to $0.13 per common share.

On May 7, 2009, the Company announced a new Dividend Reinvestment Plan (“DRIP”) which allowed for issuance of common shares from treasury with a discount, at the discretion of the Company. For all four quarterly dividends in 2009, the Company elected to issue DRIP shares from treasury with a discount of three per cent. Shareholder participation grew steadily over the period to levels which resulted in a meaningful retention of capital through the DRIP facility.

The dividends per common share paid in cash or shares and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2009	2008	2007
Dividends per common share paid in cash or shares	$0.78	$1.00	$0.88
Common share dividend payout ratio	94%	307%	31%

In 2009, the common share dividend payout ratio was 123 per cent for the first half of the year. It decreased in the later half of 2009 due to the dividend reduction.

Capital and Funding Activities

In analyzing capital at the MFC consolidated level, we primarily consider equity as well as subordinated long-term instruments, in alignment with OSFI’s regulatory capital definitions. We also raise senior debt from MFC which may be deployed in our downstream entities as capital.

Manulife Financial actively managed its capital in 2009, raising funds and repaying debt to achieve its capital objectives in an optimal way.

In 2009, we raised $5,900 million of funding of which $2,500 million was common equity and $3,400 million was other funding. Details of these activities are provided below. Part of the proceeds were used to repay a $2 billion term bank loan.

On November 30, 2009, we issued $2,500 million of common shares sold to a syndicate of underwriters in a “bought deal” public offering. The equity was raised through the issuance of 131.6 million shares for $19 per share and the net proceeds of the transaction were $2,412 million. The net proceeds of this offering were invested in MLI.

In addition, in 2009, MFC issued 7.7 million common shares for a total consideration of $166 million pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units. MFC also issued 8.4 million common shares for a total consideration of $179 million under the DRIP and share purchase plans.

MFC also issued other forms of capital during the year. On March 4, 2009, the Company issued 18 million Non-Cumulative Five Year Rate Reset Class A Preferred Shares, Series 4 at a price of $25 per share and a rate of 6.6%, for an aggregate amount of $450 million.

On June 3, 2009, MFC issued 14 million Non-Cumulative Five Year Rate Reset Class 1 Preferred Shares, Series 1 at a price of $25 per share and a rate of 5.6%, for an aggregate amount of $350 million.

On July 10, 2009, MLI issued a $1,000 million note constituting senior indebtedness with a rate of 7.535% to Manulife Financial Capital Trust II. The entity, in turn, issued $1,000 million 7.405% Manulife Financial Capital Trust II Notes – Series 1 due December 31, 2108 (MaCS II). The structure constitutes Innovative Tier 1 capital for MLI and for MFC on a consolidated basis.

In addition to the above capital activities, the following financing transactions took place during the year.

On April 8, 2009, MFC raised $600 million of 7.768% medium term notes constituting senior indebtedness maturing in 2019.

On June 2, 2009, MFC raised $1,000 million of 4.896% medium term notes constituting senior indebtedness maturing in 2014.

The five year bank term loan from leading Canadian banks, originally entered into on November 6, 2008 for $3 billion and reduced to $2 billion in December 2008, was repaid in full in 2009.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined in accordance with the guideline. The capital position of the consolidated MFC holding company remains in excess of our internal targets.

51	2009 Annual Report

With the completion of the reorganization of our U.S. life insurance subsidiaries at December 31, 2009, all U.S. operating entities are now held under MLI. MFC’s primary operating activities are now all conducted within MLI or its subsidiaries, other than some reinsurance business undertaken outside the MLI consolidated framework.

MLI is regulated by OSFI and is subject to consolidated risk based capital requirements using the OSFI MCCSR framework. MLI’s MCCSR ratio as at December 31, 2009 was 240 per cent (2008 – 234 per cent as reported, i.e., not inclusive of the U.S. subsidiary reorganization completed at year-end 2009), well in excess of OSFI’s target of 150 per cent. The key driver of the higher ratio in 2009 was the net increase in MLI’s available capital reflecting capital issuances partly offset by dividends paid to MFC.

During the year, the Company took actions to strengthen the regulatory capital position of MLI through issuance of innovative capital and through MFC’s increased capital investment using externally raised funds or redeploying excess financial resources. Required capital was reduced through an external reinsurance transaction in the first quarter of 2009, but this was offset by operational growth resulting in required capital remaining essentially flat. The positive impact of those actions on MLI’s MCCSR ratio was partly offset by the reorganization of the U.S. operations.

MLI’s non-consolidated operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2009, with their capital ratios exceeding or within their internal target ranges. In particular Manulife Canada Ltd., an OSFI regulated Canadian operating insurance company, had an MCCSR ratio of 219 per cent, above the regulatory target of 150 per cent.

Credit Ratings

The Company’s credit ratings remain among the highest of global life insurance companies. Global economic turmoil has adversely impacted financial flexibility of many companies, and rating agencies have overall concerns regarding current issues affecting the insurance industry. Manulife Financial, like many of its industry peers, has experienced recent rating downgrades. In the past year, Standard and Poor’s lowered the AAA financial strength ratings of our operating companies to AA+ with a negative outlook, Moody’s lowered our ratings from Aa1 to Aa3 with a stable outlook, Fitch lowered our ratings from AA+ to AA with a negative outlook and A.M. Best lowered our rating from A++ to A+ with a stable outlook. DBRS confirmed our ratings at IC-1 with a stable outlook.

The following table summarizes our operating company ratings as at March 19, 2010.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA+	Aa3	IC-1	AA	A+
John Hancock Life Insurance Company (U.S.A.)	AA+	Aa3	Not Rated	AA	A+
Manulife (International) Limited	AA+	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA+	Not Rated	Not Rated	Not Rated	Not Rated

2009 Annual Report	52

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force life insurance policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2009 experience was favourable when compared with our assumptions. Consistent with this experience, changes to future expected mortality assumptions in the policy liabilities in 2009 resulted in a reduction in policy liabilities.

Morbidity  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Our most significant morbidity risk relates to future expected claims costs for long term care insurance. Overall 2009 experience was unfavourable when compared with our assumptions. Consistent with this experience, changes in future expected long-term care claims cost assumptions in the policy liabilities in 2009 resulted in an increase in policy liabilities. A comprehensive morbidity experience review will be completed in 2010 and if the recent level of experience is expected to continue, price increases and policy liability increases would be required.

53	2009 Annual Report

Policy Termination and Premium Persistency  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2009 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2009 to reflect the emerging experience resulting in significant increases in policy liabilities in 2009.

Expenses and Taxes  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2009 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns  We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2009, actual investment returns were unfavourable when compared to our assumptions. Unfavourable results from credit losses, interest rate movements and most non fixed income asset classes including real estate offset the favourable impact of good public equity markets. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies.

Foreign Currency  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,

(Canadian $ in millions)	2009	2008
Best estimate actuarial liability	$103,844	$102,731
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$7,663	$8,168
Policyholder behavior (lapse/surrender/premium persistency)	2,975	3,249
Expenses	1,243	1,165
Investment risks (non-credit)	15,601	16,588
Investment risks (credit)	1,534	1,398
Segregated fund guarantees	1,405	4,747
Other	40	362
Total Provision for Adverse Deviation (PfAD)	$30,461	$35,677
Segregated funds – additional margins	11,627	9,144
Total of PfAD and additional segregated fund margins	$42,088	$44,821

[1]

Reported actuarial liabilities as at December 31, 2009 of $134,305 million (2008 – $138,408 million) are composed of $103,844 million (2008 – $102,731 million) of best estimate actuarial liability and $30,461 million (2008 – $35,677 million) of PfAD.

2009 Annual Report	54

The change in PfAD from period to period is impacted by changes in liability and asset composition and also by movements in currency and movements in interest rates.

The table below shows the attribution of PfAD movement from December 31, 2008 to December 31, 2009:

(Canadian $ in millions)

PfAD as at December 31, 2008	$35,677
Attribution:
Currency movement	(4,200)	Decline in U.S. and Japan currency in 2009 relative to the Canadian dollar
Fair value movement in supporting assets	1,000	Expected fair value movement in liabilities before considering asset/liability mismatches
Other impacts of investment market movements	(800)	Increase from liability duration longer than assets more than offset by reduction in difference between net valuation interest rates versus implied forward curve rates
Segregated funds	(2,800)	Impact of improved equity market levels
Other PfAD movements	1,584	Largest item is an increase in investment risk (non-credit) due to changes in asset/liability cash flow matching profile
PfAD as at December 31, 2009	$30,461

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Sensitivity of Policy Liabilities to Changes in Non-economic Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009	2008
Policy Related Assumptions
2% adverse change in future mortality rates
Products where an increase in rates increases policy liabilities	$ (200)	$ (300)
Products where a decrease in rates increases policy liabilities	(300)	(200)
5% increase in future morbidity rates	(1,100)	(900)
10% adverse change in future termination rates	(1,000)	(800)
5% increase in future expense levels	(300)	(300)

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

■

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

55	2009 Annual Report

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

For the years ended December 31, (Canadian $ in millions)	Increase (Decrease) in After-Tax Income
	2009		2008
	increase	decrease	increase	decrease
Asset Related Assumptions Updated Quarterly
100 basis point parallel change in market interest rates(1)	$1,600	$(2,200)	$1,100	$(1,300)
10% change in public equity market values	1,000	(1,200)	1,400	(1,500)
10% change in other non-fixed income market values	600	(600)	700	(700)
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates(2)	1,200	(1,700)	1,000	(1,300)
100 basis point change in future annual returns for public equities(3)	1,000	(1,000)	1,100	(1,200)
100 basis point change in future annual returns for other non fixed income assets(4)	2,200	(2,300)	2,300	(2,400)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(5)	(300)	400

(1)

Changes in market interest rates reflect a change to the current market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. All interest rates are assumed to move in parallel (i.e., government bond rates, swap rates, corporate bond rates and other debt rates).

(2)

The long-term URRs are assumed to be changed, however starting interest rates are assumed left unchanged at current levels. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-term bonds respectively.

(3)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $800 million (2008 – $900 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(900 million) (2008 – $(1,000 million)).

(4)	Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.

(5)

Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada and 15.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and the impact of changes in lapse assumptions. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual decline in market interest rates from current market levels to lower assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum prescribed levels. The decrease in sensitivity to public equity market values reflects the impact of significantly improved equity markets in 2009, which has both reduced the liability for existing segregated fund guarantees and reduced the sensitivity of this liability to changes in equity market levels. Additional sensitivity reduction resulted from the increase in the amount of business that is hedged. Sensitivity to other non-fixed income assets has increased from 2008 due to additional acquisitions of non-fixed income assets in 2009 in support of the Company’s long-term investment strategy and the inclusion of the impact of future income taxes.

Review of Actuarial Methods and Assumptions

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,878 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2009 shareholders’ income of pre-tax $1,624 million.

2009 Annual Report	56

Impact of 2009 Review by Category of Change

(Canadian $ in millions)

Assumption
Mortality / morbidity	$485	Driven by increases due to impact from higher projected net long-term care claims costs. Partially offsetting these increases were reductions from mortality releases in Japan and the Reinsurance Division.
Lapses and other policyholder behaviour	1,505	$806 of the increase is attributed to the lapse modeling for variable annuities in the U.S. and Japan to better reflect emerging recent surrender experience on policies that are in-the-money. The balance is due to strengthening of policy liabilities for lowering of expected termination rates for a number of long duration protection businesses, most notably life insurance in Japan, U.S. and Canada, and U.S. Group Long-Term Care.
Expense	(138)	This is attributed to reductions in investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses primarily in U.S. Fixed Annuities.
Investment returns	(320)	There was a material release from the refinement to the modeling of future investment and re-investment strategies in a number of businesses, most materially Long-Term Care. Offsetting these releases were increases in policy liabilities to reflect a net reduction in ultimate re-investment rates for shorter term investments and updating equity assumptions in the stochastic parameters for variable annuity business.
Other valuation model refinements and assumption updates	346	A number of business specific modeling adjustments were made to enhance the existing projection of future cash flows on in-force business, resulting in a net decrease in policy liabilities. These were partially offset by a net increase from harmonizing the modeling of certain asset related items across businesses.
Total	$1,878

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The annual review of policy liabilities assumptions took place in the third quarter of 2009, and the impact of that review was an increase in reserves of $1,064 million. The balance, $814 million, represents the impact of the review of assumptions and methodologies that took place in the first, second and fourth quarters of 2009.

In 2008, the annual review of policy liabilities assumptions took place in the fourth quarter. The 2008 review resulted in a decrease in reserves of $506 million. The impact of the review of assumptions and methodologies that took place in the first three quarters of 2008 was an increase in reserve of $24 million.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2009 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2009	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344
New business	801	4,665	1,372	(232)	(19)	–	6,587
In-force movement	7,476	(7,161)	2,235	1,509	(58)	(239)	3,762
Changes in methods and assumptions	165	456	102	737	132	15	1,607
Currency impact	(8,358)	(5,231)	(4)	(2,829)	(216)	25	(16,613)
Total net changes	$84	$(7,271)	$3,705	$(815)	$(161)	$(199)	$(4,657)
Balance, December 31, 2009	$54,004	$29,384	$38,876	$17,877	$1,693	$(147)	$141,687

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the US dollar and Japanese Yen. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $7,161 million for in-force movements on the US Wealth Management block includes $2,438 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized, as well as a material reduction in reserves for segregated fund guarantee products from improved equity markets. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the transfer of certain reserves held in this segment at prior year end back to the operating units.

57	2009 Annual Report

The increase of $1,607 million from changes in methods and assumptions is net of $271 million which was reflected as an adjustment to the 2008 opening policy liabilities at then-current foreign exchange rates. This change in methods and assumptions results in a decrease in pre-tax earnings.

Of the $10,349 million net increase in policy liabilities related to new business and in-force movement, $9,944 million is an increase in actuarial liabilities. The remaining is an increase of $405 million in other policy liabilities.

2008 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2008	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Prior year end restatement	228	–	–	–	–	–	228
Revised Balance, January 1, 2009	$41,324	$30,648	$36,649	$13,913	$1,621	$495	$124,650
New business	846	4,447	289	(99)	(26)	–	5,457
In-force movement	2,580	(5,238)	(1,627)	622	(46)	(684)	(4,393)
Changes in methods and assumptions	(660)	(109)	(146)	168	36	229	(482)
Currency impact	9,830	6,907	6	4,088	269	12	21,112
Total net changes	$12,596	$6,007	$(1,478)	$4,779	$233	$(443)	$21,694
Balance, December 31, 2008	$53,920	$36,655	$35,171	$18,692	$1,854	$52	$146,344

The restatement of the January 1, 2008 policy liabilities reflects a correction of policy data for Long-Term care business dating to the John Hancock acquisition, and is shown at December 31, 2007 balance sheet exchange rates.

The increase in policy liabilities from currency reflects the appreciation of the U.S. dollar and Japanese Yen versus the Canadian dollar. As assets are currency matched to liabilities, the increase in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,238 million for in-force movements on the U.S. Wealth Management block includes $2,985 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to an Accident and Health block for which the liabilities are held in the Corporate segment.

The decrease of $482 million from changes in methods and assumptions results in an increase in pre-tax earnings. For earnings attribution this amount is allocated to the Corporate Division but for balance sheet purposes the impact remains with the business units.

Of the $1,064 million net increase in policy liabilities related to new business and in-force movement, $1,280 million is an increase in actuarial liabilities. The remaining is a decrease of $216 million in other policy liabilities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities, the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 8 to the consolidated financial statements.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated into the general fund and certain VIEs have been consolidated on the segregated funds statements of net assets. The Company uses a variety

2009 Annual Report	58

of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.

Pensions and Other Post-Employment Benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 16 to the consolidated financial statements.

The funding of defined benefit plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets, and compensation increase rates.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current pension regulations. During 2009, the Company contributed $48 million (2008 – $50 million) to the broad-based pension plans and as at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $167 million (2008 – $324 million), as presented in note 16 to the consolidated financial statements. The next required valuations for funding purposes are as at September 1, 2011 and January 1, 2010 for the Company’s largest registered Canadian and U.S. plans respectively. For 2010, the minimum funding requirement for the Company’s largest registered Canadian and U.S. plans is expected to be in the range of $20 to $50 million. However, future Company contribution amounts may change upon the Company’s review of its contribution levels during the year.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2009, the shortfall of fair value of plan assets over plan liabilities amounted to $712 million (2008 – $728 million), as presented in note 16 to the consolidated financial statements.

The Company reviews the appropriateness of the plans’ investment policy on a regular basis and was in compliance with the investment policy throughout the year. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2009, the Company recorded additional charges of US$187 million after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all the leveraged leases be fully denied, the maximum after-tax exposure including interest would be an additional estimated US$284 million as at December 31, 2009.

The Company expects that it will go to trial in tax court in 2011, related to this matter, and although the Company believes it has compelling facts and circumstances that differentiate its case from other taxpayers, there is no assurance that the Company will be successful. The Company continues to monitor and assess the facts and circumstances in this matter. Subsequent to year end, there was another court case that was decided unfavourably for the taxpayer. Accordingly, the Company has assessed its position in relation to these recent developments and expects to take an additional provision of approximately US$94 million in the first quarter of 2010.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Goodwill is tested at the reporting unit level. The tests performed in 2009 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives. However, given the impact of the economic conditions and changes in product mix, the results of our goodwill testing for U.S. Insurance and U.S. Wealth Management indicated a lower margin of fair value in excess of carrying value than in prior years. The goodwill testing for 2010 will be updated based on the conditions that exist in 2010 and may result in an impairment charge, which could be material.

59	2009 Annual Report

Under IFRS, once adopted, the tests will be performed at the cash generating unit level, a more granular level than a reporting unit. Based on current information, the Company expects that the testing at this more granular level may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material.

Changes in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” and nullified the CICA’s EIC Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period.” Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. Requirements concerning goodwill are unchanged from the previous Section 3062. As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 million of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term are classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans are assessed and recorded using the incurred credit loss model of Section 3025. The amendments required reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments were effective for the Company on January 1, 2009. The impact of adoption was an increase of $3 million net of taxes, to net income, as a result of impairment reversals on AFS bonds. There were no reclassifications of financial instruments as a result of these amendments.

Disclosure about financial instruments

In June 2009, amendments were incorporated into Section 3862 “Financial Instruments – Disclosures” to conform with changes made to IFRS 7 “Financial Instruments: Disclosures”. These amendments introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments are applicable for the 2009 consolidated financial statements and the new required disclosures are included in notes 8 and 19 to the consolidated financial statements.

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. Not all accounting policy decisions or elections have been finalized to date and until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results can not be determined. The Company expects to elect the one-time option to reset the cumulative translation account to zero upon adoption of IFRS to facilitate the translation of self sustaining foreign operations prospectively. Additionally, the Company does not expect to restate prior business combinations due to the complexities in obtaining historical valuations and instead apply the IFRS requirements prospectively. The Company is evaluating the potential financial statement impact of these and other identified differences between Canadian GAAP and IFRS, including:

■	testing for impairment of goodwill under IFRS at a more granular level than Canadian GAAP;

■

products that do not meet the definition of insurance under IFRS will be measured as a financial liability at amortized cost or fair value, if elected. Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce an accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP;

■	additional embedded derivatives within insurance contracts requiring separate measurement at fair value under IFRS;

■	measurement of certain invested assets including real estate, agricultural assets and leveraged leases;

■	certain hedge relationships under Canadian GAAP may not qualify for hedge accounting under IFRS or will require a change to effectiveness testing and/or measurement;

■	measurement of employee future benefits;

■	determination of stock-based compensation expense;

■	changes to tax accounting, including the tax effects of the above noted changes, are expected to arise;

2009 Annual Report	60

■	additional assets and liabilities from off-balance sheet entities may need to be consolidated; and

■	reinsurance ceded balances, currently included as part of policy liabilities under Canadian GAAP, will be presented on a gross basis on both the balance sheet and income statement under IFRS.

Based on the analysis performed to date, except as noted below, we do not expect that the ongoing accounting differences will have a significant impact on the financial statements. The requirement to perform goodwill impairment testing at the cash generating unit level under IFRS, a more granular level than a reporting unit level under Canadian GAAP, may result in an impairment charge to be reflected in opening retained earnings upon adoption of IFRS, in 2011, which could be material. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS will be recorded in opening retained earnings upon adoption and could have a material impact on shareholders equity.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on the carrying value of assets required to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

A part of the IFRS transition process the Company is evaluating its effect on regulatory capital requirements. At this stage the impact on capital requirements as a result of IFRS adoption is unknown.

Throughout 2009, we continued to manage the implementation of IFRS through the completion of activities and deliverables under our overall transition plan to support the key areas of impact noted above. This plan includes the education of internal and external stakeholders, modifications to internal controls over financial reporting for the key changes under IFRS and ensuring that project resourcing remains appropriate. We do not expect to make significant systems changes as a result of the adoption of IFRS. As we prepare for our transition, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly. As part of this plan we expect to commence a parallel run to capture IFRS comparative information for fiscal 2010. This process is expected to begin in March 2010. Our transition status is currently on-track in accordance with our overall implementation plan.

As indicated above, the IFRS standard for insurance contracts is currently being developed. It is not targeted to become effective, and therefore adopted, until at least 2013. The insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations, and therefore the proposals may lead to a large initial increase in required capital upon adoption, as well as significant go-forward volatility in our reported results and regulatory capital. This in turn could have significant negative consequences to our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to our U.S. and global peers and also to the banking sector in Canada.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 21 to the consolidated financial statements.

For periods prior to the first quarter of 2009 under U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2009, the Company’s net assets, determined in accordance with Canadian GAAP, exceeded the minimum solvency margin required by Hong Kong insurance regulations.

61	2009 Annual Report

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2009, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2009.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2009. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2009, the Company’s contractual obligations and commitments are as follows:

Payments due by period (Canadian $ in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt (1)	$4,427	$197	$741	$1,628	$1,861
Liabilities for capital instruments(1) (2)	15,341	225	410	397	14,309
Purchase obligations	512	341	143	28	–
Operating leases	660	114	177	120	249
General fund policyholder liabilities(3)	480,283	10,947	13,508	12,685	443,143
Bank deposits and consumer notes(1)	16,274	13,949	1,006	710	609
Other	511	261	81	52	117
Total contractual obligations	$518,008	$26,034	$16,066	$15,620	$460,288

(1)

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2010 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2009 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

(2)

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

(3)

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).

2009 Annual Report	62

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2009, there were $2,833 million of investment commitments (2008 – $2,722 million), of which $1,550 million matures within one year (2008 – $1,659 million), $1,144 million within one to three years (2008 – $985 million), $121 million matures within three to five years (2008 – $56 million) and $18 million matures after five years (2008 – $22 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. Note 17 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations. The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations. However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include: Normalized Earnings, Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; and Impact on Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our second quarter report in the section entitled “Normalized Earnings”, the Company estimated Normalized Earnings for the third and fourth quarters in 2009 and all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations” above. In this report, we have compared our estimate of normalized earnings with the adjusted earnings from operations for the fourth quarter excluding specified items that were excluded in arriving at our estimate of normalized earnings. The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity  is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding AOCI on AFS securities and cash flow hedges.

63	2009 Annual Report

Return on Common Shareholders’ Equity

(Canadian $ in millions)	Quarterly Results		Year Ended
	4Q09	4Q08	2009	2008
Net income (loss) available to common shareholders per consolidated statement of operations	$848	$(1,878)	$1,338	$487
Opening total equity available to common shareholders	$24,812	$24,236	$26,496	$23,370
Closing total equity available to common shareholders	27,405	26,496	27,405	26,496
Weighted average total equity available to common shareholders	$26,108	$25,366	$25,845	$24,364
Opening AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	$442	$(87)	$(846)	$1,291
Closing AOCI on AFS securities and cash flow hedges per Consolidated Balance Sheets	564	(846)	564	(846)
Adjustment for average AOCI	$(503)	$467	$126	$(352)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$25,605	$25,833	$25,971	$24,012
ROE based on weighted average total equity available to common shareholders (annualized)	12.9%	(29.4)%	5.2%	2.0%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	13.1%	(28.9)%	5.2%	2.0%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2008.

Premiums and deposits  is a measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents  are part of premiums and deposits. The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Premiums and Deposits

(Canadian $ in millions)	Quarterly Results		Year Ended
	4Q09	4Q08	2009	2008
Premium income per Consolidated Statement of Operations	$4,731	$7,022	$22,946	$23,252
Deposits from policyholders per Consolidated Statement of Segregated Funds Changes in Net Assets	7,343	8,847	29,084	34,205
Premiums and deposits per financial statements	$12,074	$15,869	$52,030	$57,457
Mutual fund deposits	2,378	1,824	8,733	9,473
Institutional advisory account deposits	363	1,025	4,492	5,798
ASO premium equivalents	663	633	2,629	2,488
Group Benefits ceded premiums	919	–	2,760	–
Other fund deposits	138	142	626	534
Total premiums and deposits	$16,535	$19,493	$71,270	$75,750
Currency impact	1,699	–	(3,567)	–
Constant currency premiums and deposits	$18,234	$19,493	$67,703	$75,750

Funds under management  is a measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under Management

As at December 31, (Canadian $ in millions)
	2009	2008
Total invested assets per Consolidated Balance Sheet	$187,470	$187,501
Total segregated funds net assets per Consolidated Statement of Segregated Funds	191,741	165,380
Less: segregated funds held by the Company per Consolidated Statement of Segregated Funds	(118)	(220)
Funds under management per financial statements	$379,093	$352,661
Mutual funds	33,370	25,629
Institutional advisory accounts (excluding segregated funds)	20,906	20,633
Other funds (excluding segregated funds)	6,248	5,584
Total funds under management	$439,617	$404,507
Currency impact	55,405	–
Constant currency funds under management	$495,022	$404,507

2009 Annual Report	64

The definition we use for capital serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of: total equity excluding AOCI on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and qualifying capital instruments.

Total Capital

As at December 31, (Canadian $ in millions)
	2009	2008
Total equity per Consolidated Balance Sheets	$28,907	$27,197
Less: AOCI (loss) on cash flow hedges per Consolidated Balance Sheets	(48)	(325)
Add: liabilities for preferred shares and qualifying capital instruments	4,037	3,121
Add: non-controlling interest in subsidiaries	202	217
Total capital	$33,194	$30,860

Impact on shareholders’ economic value  is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008
Revenue
Premium income
Life and health insurance(1)	$3,582	$3,601	$3,591	$4,278	$4,460	$4,017	$3,865	$3,679
Annuities and pensions	1,149	1,922	2,129	2,694	2,562	1,841	1,507	1,321
Total premium income	$4,731	$5,523	$5,720	$6,972	$7,022	$5,858	$5,372	$5,000
Investment income	2,061	2,082	2,061	1,837	1,786	1,750	2,230	2,328
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes(2)	(1,441)	4,661	2,145	(2,103)	1,519	(3,150)	(1,462)	(703)
Other revenue	1,620	1,486	1,459	1,293	1,323	1,369	1,418	1,343
Total revenue	$6,971	$13,752	$11,385	$7,999	$11,650	$5,827	$7,558	$7,968
Income (loss) before income taxes	$981	$(701)	$1,695	$(2,127)	$(2,596)	$677	$1,345	$1,151
Income tax (expense) recovery	(136)	563	89	1,056	727	(170)	(347)	(290)
Net income (loss)	$845	$(138)	$1,784	$(1,071)	$(1,869)	$507	$998	$861
Net income (loss) attributed to shareholders	$868	$(172)	$1,774	$(1,068)	$(1,870)	$510	$1,008	$869
Basic earnings (loss) per common share	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34	$0.67	$0.57
Diluted earnings (loss) per common share	$0.51	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33	$0.66	$0.57
Segregated funds deposits	$7,343	$6,091	$7,391	$8,259	$8,847	$7,689	$8,472	$9,197
Total assets – general fund	$205,140	$208,075	$207,768	$214,055	$211,025	$181,914	$180,071	$182,153
Segregated funds net assets	$191,741	$188,148	$178,161	$164,464	$165,380	$166,098	$176,395	$175,248
Weighted average common shares (in millions)	1,669	1,615	1,611	1,610	1,519	1,492	1,497	1,498
Diluted weighted average common shares (in millions)	1,673	1,615	1,616	1,610	1,519	1,503	1,508	1,509
Dividends per common share	$0.13	$0.13	$0.26	$0.26	$0.26	$0.26	$0.24	$0.24
CDN$ to $1US – Balance Sheet	1.0466	1.0722	1.1625	1.2602	1.2246	1.0599	1.0186	1.0279
CDN$ to $1US – Statement of Operations	1.0562	1.0979	1.1668	1.2456	1.2118	1.0411	1.0101	1.0042

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)

For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

65	2009 Annual Report

Selected Annual Financial Information

As at and for the years ended December 31, (Canadian $ in millions, except per share amounts)	2009	2008	2007
Total assets	$205,140	$211,025	$176,458
Long-term financial liabilities:
Long-term debt	$3,308	$3,689	$1,820
Non-controlling interest in subsidiaries	202	217	146
Liabilities for preferred shares and capital instruments	4,581	3,674	3,010
	$8,091	$7,580	$4,976
Dividend per common share	$0.78	$1.00	$0 .88
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$1.16252
Cash dividend per Class A Share, Series 3	$1.125	$1.125	$1.125
Cash dividend per Class A Share, Series 4	$1.3087
Cash dividend per Class 1 Share, Series 1	$0.76425

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.

Outstanding Shares – Selected Information

Class A Shares, Series 1

As at March 16, 2010, MFC had 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Common Shares

As at March 16, 2010, MFC had 1,757,792,901 common shares outstanding.

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